Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street, 25th Floor, Los Angeles, CA 90071-2228
telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

PaulHastings

RECEIVED
2004 JUN 17 A 10:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34717

04030771

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Diego
San Francisco
Stamford
Tokyo
Washington, D.C.

(213) 683-6196
carolyndomen@paulhastings.com

June 15, 2004

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of May, 2004, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 6/17

Paul*Hastings*

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi,
Yamaha Corporation

SCHEDULE 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED ON MAY 7, 2004

1. Brief Statement of Annual Financial Results and Forecast dated May 7, 2004 (Exhibit 1) (English translation attached)

2. Notification of Change in Directors (Exhibit 2) (English translation attached)

3. Handout for Analyst and Investor Briefing on the Fiscal Year Ended March 31, 2004 (April 1, 2003 to March 31, 2004) with Appendix (Exhibit 3) (English translation attached)

4. Supplementary data for Overview of Results for the Fiscal Year ended March 31, 2004 and Outlook for the Fiscal Year ending March 31, 2005.

Exhibit 1

平成 16年 3月期　　決算短信（連結）

平成 16年　5月　7日

上 場 会 社 名　ヤマハ株式会社　　上場取引所　東証第１部
コード番号　7951　　本社所在都道府県
(URL　http://www.yamaha.co.jp/ir/report/)　　静岡県
代 表 者　役職名　代表取締役社長　氏名　伊藤　修二
問合せ先責任者 役職名　経理・財務部長　氏名　梅田　史生　　TEL (053) 460 - 2141

決算取締役会開催日　平成 16年　5月　7日
米国会計基準採用の有無　無

1．16年　3月期の連結業績（平成 15年　4月　1日 ～ 平成 16年　3月 31日）

(1) 連結経営成績　（百万円未満切捨表示）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
16年　3月期	539,506	2.8	45,056	40.6	51,036	50.8
15年　3月期	524,763	4.0	32,043	190.1	33,839	340.6

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円　銭	円　銭	%	%	%
16年　3月期	43,541	142.6	210.63	205.20	18.4	10.0	9.5
15年　3月期	17,947	—	86.65	77.32	8.6	6.6	6.4

(注) ①持分法投資損益　16年　3月期　10,447百万円　15年　3月期　7,608百万円
②期中平均株式数（連結）　16年　3月期　206,146,221株　15年　3月期　206,177,687株
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円　銭
16年　3月期	508,731	259,731	51.1	1,259.28
15年　3月期	512,716	214,471	41.8	1,040.06

(注) 期末発行済株式数（連結）　16年　3月期　206,156,612株　15年　3月期　206,132,103株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
16年　3月期	58,349	△ 18,775	△ 50,141	31,245
15年　3月期	33,052	△ 21,645	△ 8,582	42,976

(4) 連結範囲及び持分法の適用に関する事項
連結子会社数　89社　持分法適用非連結子会社数　-社　持分法適用関連会社数　2社

(5) 連結範囲及び持分法の適用の異動状況
連結（新規）　7社　（除外）　2社　持分法（新規）　-社　（除外）　-社

2．17年　3月期の連結業績予想（平成 16年　4月　1日　～　平成 17年　3月 31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	273,000	25,500	△ 10,000
通　期	553,000	40,000	16,000

（参考）１株当たり予想当期純利益（通期）　77円　61銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料６ページ～７ページをご参照下さい。

（添付資料）

1．企業集団の状況

当社グループは、当社、子会社108社及び関連会社15社で構成され、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業を営んでおります。

各事業における主要製品と主要連結子会社の位置付けは概ね次の通りであります。

尚、事業区分は事業の種類別セグメントと同一であります。

事業区分	主要製品	主要連結子会社
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律	(株)ヤマハミュージック東京他販売子会社11社 Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europe G.m.b.H Yamaha Music Central Europe G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T.Yamaha Music Manufacturing Asia 雅馬哈楽器音響（中国）投資有限公司 天津雅馬哈電子楽器有限公司
ＡＶ・ＩＴ	オーディオ、情報通信機器	Yamaha Electronics Corporation, USA Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M) Sdn. Bhd. 雅馬哈楽器音響（中国）投資有限公司
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材	ヤマハリビングテック(株)
電子機器・電子金属	半導体、特殊合金	ヤマハ鹿児島セミコンダクタ(株) ヤマハメタニクス(株)
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営	(株)キロロ開発公社
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品	ヤマハファインテック(株)

主要連結子会社名は、複数事業を営んでいる場合は、それぞれの事業区分に記載してあります。

事業の系統図並びに、各事業に携わっている連結子会社及び持分法適用関連会社は次の通りです。



製造・制作会社等
販売会社等
楽器
(国内連結子会社)
ヤマハサウンドテック㈱
㈱ヤマハミュージックメディア
㈱ヤマハミュージックコミュニケーションズ
山梨工芸㈱
ワイピーウインズ㈱
ヤマハミュージッククラフト㈱
桜庭木材㈱
ディーエス㈱
(海外連結子会社)
Yamaha Exporting Inc.
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
Kemble & Company Ltd.
台湾山葉楽器製造股分有限公司 (*3)
高雄山葉股分有限公司 (*3)
天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
ヤマハ㈱
(国内連結子会社)
ヤマハミュージックトレーディング㈱
ミュージックリース㈱
㈱ヤマハホール
(海外連結子会社)
Yamaha Corporation of America
Yamaha Music Holding Europe G.m.b.H.
Yamaha Music Central Europe G.m.b.H.
Yamaha Musique France S.A.S.
Yamaha-Kemble Music (U.K.) Ltd.
Yamaha-Hazen Musica, S.A.
Yamaha Musica Italia S.P.A.
功学社山葉楽器股分有限公司 (*3)
Yamaha Music Korea Ltd.
(国内連結子会社)
㈱ヤマハミュージック東京 他11社
(海外連結子会社)
Yamaha Canada Music Ltd.
Yamaha de Mexico S.A. de C.V.
Yamaha Music Latin America, S.A. (*1)
Yamaha Scandinavia A.B.
P.T. Yamaha Music Indonesia (Distributor)
Yamaha Music Australia Pty.Ltd.
Yamaha Music (Asia) Pte.Ltd. 他1社
Yamaha Music (Malaysia) Sdn.Bhd. 他3社
Yamaha Music Gulf FZE
雅馬哈楽器音響(中国)投資有限公司
顧客
AV・IT
(国内連結子会社)
ディーエス㈱
(海外連結子会社)
Yamaha Electronique Alsace S.A.
Yamaha Electronics Manufacturing (M) Sdn.Bhd.
P.T.Yamaha Electronics Manufacturing Indonesia
雅馬哈電子(蘇州)有限公司
ヤマハ㈱
(国内連結子会社)
ヤマハエレクトロニクスマーケティング㈱ (*2)
(海外連結子会社)
Yamaha Electronics Corporation, USA
Yamaha Elektronik Europa G.m.b.H.
Yamaha Electronique France S.A.S.
Yamaha Electronics (U.K.) Ltd.
Yamaha Electronics Asia Pte.Ltd.
リビング
(国内連結子会社)
ヤマハリビングテック㈱
ヤマハリビングプロダクツ㈱
電子機器・電子金属
(国内連結子会社)
ヤマハ鹿児島セミコンダクタ㈱
ヤマハハイテックデザイン㈱
ヤマハ㈱
(国内連結子会社)
ヤマハメタニクス㈱
レクリエーション
ヤマハ㈱
(国内連結子会社)
㈱キロロ開発公社
㈱はいむるぶし
㈱葛城
㈱鳥羽国際ホテル
㈱つま恋
㈱合歓の郷
㈱キロロアソシエイツ
㈱寸座ビラ
その他
ヤマハ㈱
(国内連結子会社)
㈱ヤマハクレジット
ヤマハ保険サービス㈱
ワイピー設備システム㈱
㈱ヤマハトラベルサービス
日本事務センター㈱
ワイピービデオ㈱
(国内連結子会社)
ヤマハファインテック㈱

持分法適用関連会社
ヤマハ発動機㈱
㈱コルグ

(＊1) Yamaha de Panama S.A.が社名変更したものです。
(＊2) 国内販売体制の再編に伴い、ワイズ㈱から社名変更したものです。
(＊3) 社名に使用している「分」には正しくはにんべんが付きます。

材料・部品の供給 ･･･････････►
製品等の供給 ━━━━►
サービス等の供給 ───►

２．経営方針

（１）経営の基本方針

当社は、音・音楽を原点に培った技術と感性で新たな感動と豊かな文化を世界の人々とともに創り続ける企業として成長を目指します。そのために、経営意思決定のスピードを上げ、技術革新に努め、激変する市場環境への適応力を強化し、常に優れた品質の商品とサービスの開発および提供を行ってお客様の期待に応えるとともに、経営資源の効果的な活用、業務の合理化・効率化を追求して「グローバルな企業競争力の獲得」に努めてまいります。また、経営の透明性を高め、健全な業績を確保し、適正な成果の蓄積と還元により株主・投資家の信頼に応えていくほか、安全と地球環境への配慮、遵法経営の推進を通して企業市民としての責任を果たしてまいります。

（２）利益配分に関する基本方針

当社は、経営基盤の強化に努め、株主資本利益率の向上を図り安定的な配当を実施することを基本方針としております。内部留保資金につきましては、業績の状況、財務状況を勘案しながら研究開発投資、設備投資および将来の事業拡大のための資金に充当してまいります。

（３）目標とする経営指標

本年２月に策定した新中期経営計画（2005 年３月期～2007 年３月期）においては、2007 年３月期の連結業績数値として、売上高 5,900 億円、営業利益 500 億円、経常利益 520 億円、当期純利益 340 億円、ＲＯＥ 10%，実質有利子負債ゼロを目標にしております。

（４）中長期的な経営戦略及び対処すべき課題

当社は、新中期経営計画「ＹＳＤ５０」（ＹＳＤは YAMAHA Sustainable Development（持続的な発展）の頭文字を指し、５０は「500 億円の利益水準＋実質有利子負債ゼロ」の目標を表すものです）において以下の３つの基本方針を掲げ、各種施策を展開してまいります。数値目標は上述の通りであります。

１．持続的・安定的な高収益構造の確立

全ての事業の収益力を強化し、中でも楽器事業の収益性を大幅に高めることでグループ全体として安定的な高収益体質を構築いたします。

① 中核事業

楽器事業では、（１）企画・開発力、マーケティング力の強化による商品付加価値の向上（２）設備音響ビジネス、中国市場における成長と国内市場の活性化（３）製造改革の推進　に注力してまいります。ＡＶ・ＩＴ事業では、引き続き、ホームシアター事業の強化とルーター事業の企業・ＳＯＨＯ向けソリューションビジネスの拡大を図ります。電子機器事業では、携帯電話用音源ＬＳＩビジネスの世界シェアの維持と携帯電話用音源ＬＳＩビジネス以外の領域の拡大に努めてまいります。コンテンツ・メディア事業では、海外での着信メロディー配信ビジネスの拡大、ポータルサイトを活用した新規事業展開に努めてまいります。

② その他の事業

リビング事業では、リフォーム事業のビジネスモデル確立と損益分岐点の引き下げに努めてまいります。レクリエーション事業では、各施設の特性を活かした「料理」「もてなし」「楽しみ方」の提案による差別化を推進してまいります。ゴルフ事業では「Ｎｅｗ　ｉｎｐｒｅｓ」シリーズによるブランドの存在感を確立してまいります。電子金属事業では、損益分岐点の引き下げと銅系コネクター材事業の拡大に、ＦＡ・金型部品事業では、マグネシウム部品事業の収益力向上とＦＡ・ロボット事業の拡大に、自動車内装部品事業では、製造改革による価格競争力の強化と新規顧客の開拓に、それぞれ努めてまいります。

③　全社施策

全社横断的なコストダウン施策として、調達コストの削減、生産ロス／品質ロスコストの削減を含む製造改革、基幹情報システムの再構築とＳＣＭ強化によるビジネスプロセス革新、全社事務合理化、などを進めてまいります。

２．独創的かつ高品質な商品開発／事業創出

各事業の中高級品市場に注力、ブランドポジションの優位性を高めると同時に、ヤマハの総合力を活かした独創的な新規商品の提案により新たな需要を開拓いたします。

３．企業の社会的責任（ＣＳＲ）を重視した経営

企業価値／ブランド価値の持続的な増大・発展を目指すために経済面、環境面、社会面での求められる責任を誠実に果たすとともに、継続的改善のためのマネジメントシステムを整備してまいります。

（５）コーポレート・ガバナンスの状況

当社は監査役制度を採用しており、株主総会の下に法定機関である取締役会、監査役会を置くほか、経営会議、執行役員会を置いています。

当社の取締役は９名（内、代表取締役１名、社外取締役１名）、監査役は４名（内、社外監査役２名）、執行役員は１０名（内、上席執行役員１名）であります。なお、当社の社外取締役である長谷川至は、当社の関連会社であるヤマハ発動機株式会社の代表取締役社長であります。

平成１３年２月に連結グループ経営機能の強化および取締役会における経営意思決定の迅速化を図るとともに、事業執行機能を強化するため執行役員制度を採用しました。取締役、執行役員のそれぞれがその機能を最大限に発揮できるようにするために、取締役と執行役員の役割分担の明確化を図り、部門執行を原則として執行役員の職責とするほか、上席執行役員を設け、より重要な部門執行を担わせています。

また、監査役スタッフとして監査役室を設置しているほか、グループ企業における業務監査を行う部門として監査室を設置しております。

役員人事につきましては、役員人事委員会を設置し、取締役、監査役、執行役員候補者の選任を同委員会の協議を経て行うこととし、役員候補者選任の透明性・公平性を高めています。同委員会では、併せて将来の役員候補者の人材育成プログラム、役員報酬体系についても検討しております。また、コンプライアンス委員会を設置し、ヤマハグループの遵法経営の徹底を図っております。

３．経営成績及び財政状態

（１）経営成績

１．当期の概況

当期におけるわが国経済は、個人消費や住宅投資が低迷する中、期中より企業収益の改善が進み、民間設備投資も増加に転じました。海外の景気は、期首にはイラク問題やＳＡＲＳ問題、米国経済の先行きに対する不透明感から後退しましたが、期中より米国の景気が回復し、また中国市場も継続的に拡大を続けました。

このような状況の中で当社は、中期経営計画「感動創生２１」の最終年度に当たり、同計画で掲げた目標、「成長へのチャレンジ」、「グループ連結経営」、「企業価値の増大・ブランドを輝かす」を実現すべく、技術開発力・品質の強化、需要の開拓、国内販売網・拠点整備、グローバルな生産・販売体制の確立、生産・物流効率の向上、事業再編・再構築の推進など、成長基盤の確立、さらなる経営の効率化に取り組んでまいりました。

販売状況につきましては、楽器事業はほぼ横這いで推移し、ＡＶ・ＩＴ事業ではパソコン用ＣＤ－Ｒ／ＲＷドライブ事業からの撤退（昨年３月末）により売上げ減少となりましたが、電子機器・電子金属事業では携帯電話用音源ＬＳＩの伸長により大幅な売上げ増加となりました。

以上により売上高は5,395億６百万円(前期比2.8%増加)となりました。このうち、国内売上高は3,208億９百万円(前期比2.8%増加)、海外売上高は2,186億97百万円(前期比2.9%増加)となりました。

損益につきましては、経常利益は510億36百万円(前期比50.8%増加)となり、当期純利益は435億41百万円(前期比142.6%増加)となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

（楽器事業）

楽器は、海外売上げが増加したものの、国内売上げの低迷が続いたことから横這いに止まりました。商品別には、ピアノは、欧州市場では売上げを伸ばしましたが、国内、北米では売上げ減少となりました。電子楽器は、ポータブルキーボード、クラビノーバが堅調に推移したほか、米国市場において音響機器が伸長しました。その他の楽器では、管楽器のカスタムモデルが好調に売上げを伸ばし、弦楽器も売上げ増加となりました。

教室収入は、音楽教室では成人向け教室が順調に拡大しましたが、少子化の影響により児童の在籍数が減少したことから、売上げが減少しました。英語教室は、在籍生徒数の増加により売上げを伸ばしました。

着信メロディー配信サービスは、市場の飽和や競合他社による「着うた」など新規サービスの影響により売上げ減少となりました。

以上により、当事業の売上高は2,934億30百万円(前期比0.3%増加)、営業利益は104億80百万円（前期比7.0%増加)となりました。

（ＡＶ・ＩＴ事業）

オーディオは、ホームシアターや中高級アンプ・レシーバーが好調に売上げを伸ばしたほか、情報通信機器でも、企業向けルーターが好評を博しましたが、パソコン用ＣＤ－Ｒ／ＲＷドライブ事業からの撤退（昨年３月末）により、売上げ減少となりました。損益につきましては、不採算事業からの撤退等により改善しました。

以上により、当事業の売上高は782億57百万円(前期比6.5%減少)、営業利益は44億18百万円（前期比35.9%増加)となりました。

（リビング事業）

住宅投資が若干の増加傾向で推移するなかで、システムバスは新商品が高い評価を得るなど健闘しましたが、システムキッチンは苦戦いたしました。売上げ全体では若干の減少となりました。損益につきましては、コストダウン等により改善しました。

以上により、当事業の売上高は447億65百万円(前期比2.8%減少)、営業利益は14億62百万円（前期比216.5%増加）となりました。

（電子機器・電子金属事業）

半導体は、携帯電話用音源ＬＳＩが堅調な国内需要に加え、韓国、中国市場向け需要の増大もあり大幅に売上げを伸ばし、アミューズメント用ＬＳＩも伸長しました。電子金属材料は、デジタル家電向け銅系合金が売上げを伸ばしましたが、インバー材事業からの撤退（昨年７月生産終了）により売上げ減少となりました。損益については大幅に改善しました。

以上により、当事業の売上高は768億92百万円（前期比27.0%増加）、営業利益は300億18百万円（前期比55.7%増加）となりました。

（レクリエーション事業）

「寸座ビラ」閉鎖（昨年６月末）や暖冬による「キロロリゾート」のスキー客の落ち込みにより売上げは減少となりました。損益につきましては、前年横ばいとなりました。

以上により、当事業の売上高は201億円（前期比3.8%減少）、営業損失は11億10百万円（前期は営業損失11億10百万円）となりました。

（その他の事業）

ゴルフ事業は、新商品の投入により国内は順調に推移しましたが、輸出の減少により、全体としては売上げ減少となりました。ＦＡ・金型部品事業は、携帯電話用マグネシウム部品、ゲーム機器用プラスチック部品、リークテスターとも売上げが伸長しました。自動車用内装部品事業は採用車種のモデルチェンジ、新規車種の受注が好調で売上げを伸ばしました。損益につきましては、ＦＡ・金型部品事業の損益が悪化したことなどから、営業損失となりました。

以上により、当事業の売上高は260億61百万円（前期比24.4%増加）、営業損失は２億11百万円（前期は営業利益３億65百万円）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高3,360億8百万円（前期比2.8%増加）、営業利益は314億15百万円（前期比34.4%増加）、北米は、売上高854億83百万円（前期比3.4%減少）、営業利益は46億82百万円（前期比42.1%増加）、欧州は、売上高816億85百万円（前期比6.6%増加）、営業利益は45億54百万円（前期比87.5%増加）、アジア・オセアニア・その他の地域は、売上高363億29百万円（前期比10.6%増加）、営業利益は32億21百万円（前期比5.5%減少）となりました。

２．次期の見通し

平成17年３月期の見通しにつきましては、以下の通りです。

当社は、2004年４月からスタートした新中期経営計画「ＹＳＤ５０」の初年度として、当年度を持続的・安定的な高収益構造の確立のための基盤固めの年と位置づけ、現在進めている事業構造改革、業務構造の改革整備をさらに加速し、着実に前進させてまいります。

固定資産の減損会計につきましては、早期適用を予定しており、概ね320億円程度の減損損失計上を想定しておりますが、通常の事業利益に加え、厚生年金基金の代行部分過去分返上に伴う利益と保有資産の売却益の計上等により利益の確保を図ってまいります。

楽器事業は、国内でのエレクトーンや海外での音響機器を中心とした売上げ増加により、全体としては増収を見込んでおります。損益につきましても増益を見込んでおります。

ＡＶ・ＩＴ事業では、オーディオは、国内での販売は減少を見込んでおりますが、海外でのホームシアターを中心とした売上げ増加とルーターの増収により、全体では増収を見込んでおります。損益につきましては粗利率の低下により減益を見込んでおります。

リビング事業は、市況が厳しい中、リフォーム営業の強化等により売上げ微増を確保し、損益面では、更なる経営効率化による増益を見込んでおります。

電子機器・電子金属事業は、携帯電話用音源ＬＳＩの競争激化による減収を見込んでおります。損益につきましても減益を見込んでおります。

レクリエーション事業は、販売促進強化による集客増により売上げ微増を確保し、損益面では、運営の効率化による改善を見込んでおります。

以上により、平成17年３月期は、売上高5,530億円（前期比2.5%増加）、経常利益400億円（前期比21.6%減少）、当期純利益160億円（前期比63.3%減少）を予想しております。

（2）財政状態

1．当期の概況

当期における現金及び現金同等物（以下「資金」という。）は、前期に比べ121億67百万円減少（前期は23億19百万円増加）し、期末残高は312億45百万円となりました。

（営業活動によるキャッシュ・フロー）
税金等調整前当期純利益が474億56百万円（前期は226億12百万円）となったことと、棚卸資産の削減等により、営業活動の結果得られた資金は583億49百万円（前期得られた資金は330億52百万円）となりました。

（投資活動によるキャッシュ・フロー）
設備投資の実施等により、投資活動の結果使用した資金は187億75百万円（前期使用した資金は216億45百万円）となりました。

（財務活動によるキャッシュ・フロー）
転換社債の償還等により、財務活動の結果使用した資金は501億41百万円（前期使用した資金は85億82百万円）となりました。

キャッシュ・フロー指標のトレンド

	平成12年3月期	平成13年3月期	平成14年3月期	平成15年3月期	平成16年3月期
自己資本比率	40.8%	37.7%	39.6%	41.8%	51.1%
時価ベースの自己資本比率	31.6%	52.1%	36.9%	53.7%	78.8%
債務償還年数	9.0年	－	3.3年	2.8年	0.9年
インタレスト・カバレッジ・レシオ	3.7	－	9.9	16.0	36.9

（算定方法）
自己資本比率＝自己資本÷総資産
時価ベースの自己資本比率＝株式時価総額÷総資産
債務償還年数＝有利子負債÷営業キャッシュ・フロー
インタレスト・カバレッジ・レシオ＝営業キャッシュ・フロー÷利払い

（注）1. いずれも連結ベースの財務数値により計算しております。
2. 有利子負債は貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としております。
3. 営業キャッシュ・フロー及び利払いは、連結キャッシュ・フロー計算書の「営業活動によるキャッシュ・フロー」及び「利息の支払額」を使用しております。
4. 平成13年3月期は、営業キャッシュ・フローがマイナスのため、債務償還年数及びインタレスト・カバレッジ・レシオは記載しておりません。

2．次期の見通し

平成17年3月期の見通しにつきましては、営業活動によるキャッシュ・フローは当期に比べ減少する見込みです。投資活動によるキャッシュ・フローでは減価償却費を上回る設備投資を実施する予定です。財務活動によるキャッシュ・フローでは借入金の返済を予定しております。

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

4．連結財務諸表等

（1）連結貸借対照表

（単位：百万円）

科目	当期 (平成16.3.31) 金額	前期 (平成15.3.31) 金額	増減	科目	当期 (平成16.3.31) 金額	前期 (平成15.3.31) 金額	増減
（資産の部）				（負債の部）			
Ⅰ 流動資産				Ⅰ 流動負債			
1.現金及び預金	32,053	44,485	△12,432	1.支払手形及び買掛金	39,947	39,462	485
2.受取手形及び売掛金	81,114	81,755	△641	2.短期借入金	16,711	27,078	△10,367
3.有価証券	1,150	1,370	△220	3.一年以内償還の転換社債	—	24,317	△24,317
4.棚卸資産	72,146	80,144	△7,998	4.一年以内返済の長期借入金	7,388	10,090	△2,702
5.繰延税金資産	12,291	10,489	1,802	5.未払費用及び未払金	45,888	42,501	3,387
6.その他	5,337	5,469	△132	6.未払法人税等	2,492	3,101	△609
7.貸倒引当金	△2,389	△2,625	236	7.特定取引前受金	3,333	3,428	△95
流動資産合計	201,704	221,089	△19,385	8.繰延税金負債	94	92	2
Ⅱ 固定資産				9.ｱﾌﾀｰｻｰﾋﾞｽ費引当金	116	132	△16
(1)有形固定資産				10.製品保証引当金	2,869	2,884	△15
1.建物及び構築物	66,524	67,166	△642	11.返品調整引当金	79	81	△2
2.機械装置及び運搬具	20,591	21,334	△743	12.延払未実現利益	296	540	△244
3.工具器具備品	13,211	12,305	906	13.その他	4,377	4,437	△60
4.土地	75,362	76,835	△1,473	流動負債合計	123,596	158,148	△34,552
5.建設仮勘定	2,978	1,082	1,896	Ⅱ 固定負債			
有形固定資産合計	178,667	178,724	△57	1.長期借入金	24,772	28,951	△4,179
(2)無形固定資産				2.繰延税金負債	198	266	△68
1.連結調整勘定	234	107	127	3.再評価に係る繰延税金負債	13,569	13,577	△8
2.その他	710	705	5	4.退職給付引当金	50,012	53,988	△3,976
無形固定資産合計	944	813	131	5.役員退職慰労引当金	939	965	△26
(3)投資その他の資産				6.長期預り金	30,799	36,848	△6,049
1.投資有価証券	101,017	77,622	23,395	7.その他	1,600	1,572	28
2.長期貸付金	1,276	2,028	△752	固定負債合計	121,891	136,171	△14,280
3.賃借不動産保証金敷金	5,146	5,013	133	負債合計	245,488	294,319	△48,831
4.繰延税金資産	17,379	24,663	△7,284	（少数株主持分）			
5.その他	3,678	4,095	△417	少数株主持分	3,511	3,925	△414
6.貸倒引当金	△1,083	△1,334	251	（資本の部）			
投資その他の資産合計	127,415	112,089	15,326	Ⅰ 資本金	28,534	28,533	1
固定資産合計	307,026	291,627	15,399	Ⅱ 資本剰余金	40,054	40,052	2
				Ⅲ 利益剰余金	203,485	162,344	41,141
				Ⅳ 土地再評価差額金	15,866	16,152	△286
				Ⅴ その他有価証券評価差額金	10,979	378	10,601
				Ⅵ 為替換算調整勘定	△38,937	△32,753	△6,184
				Ⅶ 自己株式	△252	△236	△16
				資本合計	259,731	214,471	45,260
資産合計	508,731	512,716	△3,985	負債、少数株主持分及び資本合計	508,731	512,716	△3,985

（2）連結損益計算書

（単位：百万円）

科目	当期（平成15.4.1～平成16.3.31） 金額	百分比	前期（平成14.4.1～平成15.3.31） 金額	百分比	増減
		%		%	
Ⅰ 売上高	539,506	100.0	524,763	100.0	14,743
Ⅱ 売上原価	338,057	62.7	338,440	64.5	△383
売上総利益	201,449	37.3	186,323	35.5	15,126
延払未実現利益	244		133		111
合計売上総利益	201,693	37.4	186,456	35.5	15,237
Ⅲ 販売費及び一般管理費					
1. 販売手数料	2,470		2,588		△118
2. 運送費	13,266		12,099		1,167
3. 広告費及び販売促進費	22,424		21,740		684
4. 諸引当金繰入額	9,726		9,572		154
5. 人件費	63,352		59,206		4,146
6. 地代家賃	3,430		3,884		△454
7. 減価償却費	4,762		5,233		△471
8. その他	37,201		40,087		△2,886
販売費及び一般管理費合計	156,637	29.0	154,413	29.4	2,224
営業利益	45,056	8.4	32,043	6.1	13,013
Ⅳ 営業外収益					
1. 受取利息	281		360		△79
2. 受取配当金	257		222		35
3. 持分法による投資利益	10,447		7,608		2,839
4. その他	1,853		1,802		51
営業外収益合計	12,841	2.4	9,994	1.9	2,847
Ⅴ 営業外費用					
1. 支払利息	1,535		2,015		△480
2. 売上割引	4,378		4,347		31
3. 為替差損	—		1,015		△1,015
4. その他	948		818		130
営業外費用合計	6,861	1.3	8,197	1.6	△1,336
経常利益	51,036	9.5	33,839	6.4	17,197
Ⅵ 特別利益					
1. 固定資産売却益	123		231		△108
2. 諸引当金戻入額	343		229		114
3. 投資有価証券売却益	5		—		5
4. 子会社株式売却益	14		—		14
5. 子会社清算益	126		—		126
特別利益合計	613	0.1	460	0.1	153
Ⅶ 特別損失					
1. 固定資産除却損	2,420		1,205		1,215
2. 投資有価証券評価損	110		7,746		△7,636
3. 関係会社株式評価損	393		—		393
4. 構造改革費用	6		2,271		△2,265
5. 課徴金	339		—		339
6. 社会保険料の総報酬制移行に伴う一時費用	922		—		922
7. 関係会社株式売却損	—		222		△222
8. 関係会社出資金評価損	—		242		△242
特別損失合計	4,193	0.8	11,687	2.2	△7,494
税金等調整前当期純利益	47,456	8.8	22,612	4.3	24,844
法人税、住民税及び事業税	4,769	0.9	3,962	0.8	807
法人税等調整額	△1,387	△0.3	65	0.0	△1,452
少数株主利益	532	0.1	636	0.1	△104
当期純利益	43,541	8.1	17,947	3.4	25,594

（3）連結剰余金計算書

（単位：百万円）

科目	当期 (平成15. 4. 1～平成16. 3. 31) 金額		前期 (平成14. 4. 1～平成15. 3. 31) 金額	
（資本剰余金の部）				
Ⅰ 資本剰余金期首残高		40,052		
資本準備金期首残高			26,924	26,924
Ⅱ 資本剰余金増加高				
1. 転換社債の転換	1		－	
2. 合併差益	－	1	13,127	13,127
Ⅲ 資本剰余金期末残高		40,054		40,052
（利益剰余金の部）				
Ⅰ 利益剰余金期首残高		162,344		
連結剰余金期首残高			157,589	157,589
Ⅱ 利益剰余金増加高				
1. 当期純利益	43,541		17,947	
2. 連結会社増減に伴う増加高	545		849	
3. 土地再評価差額金取崩高	－		869	
4. 持分変動に伴う土地再評価差額金取崩高	569		88	
5. 連結子会社の決算期変更に伴う増加高	64	44,721	－	19,754
Ⅲ 利益剰余金減少高				
1. 配当金	2,063		1,857	
2. 役員賞与金	82		0	
3. 連結会社増減に伴う減少高	116		－	
4. 持分変動に伴う減少高	95		13	
5. 土地再評価差額金取崩高	1,220		－	
6. 合併による減少高	－	3,579	13,127	14,999
Ⅳ 利益剰余金期末残高		203,485		162,344

（4）連結キャッシュ・フロー計算書

（単位：百万円）

科目	当期 （平成15.4.1～平成16.3.31） 金額	前期 （平成14.4.1～平成15.3.31） 金額
Ⅰ 営業活動によるキャッシュ・フロー		
1. 税金等調整前当期純利益	47,456	22,612
2. 減価償却費	17,522	17,586
3. 連結調整勘定償却額	173	113
4. 貸倒引当金の増減額	△407	395
5. 投資有価証券評価損	110	7,746
6. 関係会社株式評価損	393	—
7. 関係会社出資金評価損	—	242
8. 退職給付引当金の増減額	△3,983	△5,150
9. 受取利息及び受取配当金	△539	△583
10. 支払利息	1,535	2,015
11. 為替差損	217	242
12. 持分法による投資損益	△10,447	△7,608
13. 投資有価証券売却益	△5	—
14. 子会社株式売却益	△14	—
15. 子会社清算益	△126	—
16. 関係会社株式売却損	—	222
17. 固定資産売却益	△123	△231
18. 固定資産除却損	2,420	1,205
19. 構造改革費用	6	1,509
20. 課徴金	339	—
21. 売上債権の増減額	△698	△8,509
22. 棚卸資産の増減額	6,346	3,233
23. 仕入債務の増減額	1,283	2,894
24. その他	2,791	△1,877
小計	64,248	36,061
25. 利息及び配当金の受取額	1,301	1,181
26. 利息の支払額	△1,582	△2,067
27. 課徴金の支払額	△339	—
28. 法人税等の支払額	△5,278	△2,123
営業活動によるキャッシュ・フロー	58,349	33,052
Ⅱ 投資活動によるキャッシュ・フロー		
1. 定期預金の増減額（純額）	697	△1,125
2. 有形固定資産の取得による支出	△18,721	△15,730
3. 有形固定資産の売却による収入	552	2,674
4. 投資有価証券の取得による支出	△266	△6,541
5. 投資有価証券の売却・償還による収入	371	187
6. 出資金の払込による支出	△2,156	△1,782
7. 貸付けによる支出	△77	△133
8. 貸付金の回収による収入	825	722
9. その他	0	83
投資活動によるキャッシュ・フロー	△18,775	△21,645
Ⅲ 財務活動によるキャッシュ・フロー		
1. 短期借入金の増減額（純額）	△11,179	△20,887
2. 長期借入れによる収入	2,651	18,908
3. 長期借入金の返済による支出	△8,778	△3,065
4. 転換社債の償還による支出	△24,314	—
5. 会員預託金の預りによる収入	—	19
6. 会員預託金の返還による支出	△6,049	△1,297
7. 自己株式の取得による支出	△23	△133
8. 配当金の支払額	△2,063	△1,857
9. 少数株主への配当金の支払額	△384	△268
財務活動によるキャッシュ・フロー	△50,141	△8,582
Ⅳ 現金及び現金同等物に係る換算差額	△1,599	△504
Ⅴ 現金及び現金同等物の増減額	△12,167	2,319
Ⅵ 現金及び現金同等物の期首残高	42,976	40,571
Ⅶ 新規連結子会社の現金及び現金同等物の期首残高	1,150	85
Ⅷ 除外連結子会社の現金及び現金同等物の期首残高	△127	—
Ⅸ 連結子会社の決算期変更に伴う現金及び現金同等物の増減額	△587	—
Ⅹ 現金及び現金同等物の期末残高	31,245	42,976

（5）連結財務諸表作成のための基本となる重要な事項

1．連結の範囲

連結子会社　89社

当連結会計年度より、新たに国内子会社5社と海外子会社2社の計7社を連結の範囲に含めております。また、海外子会社2社を連結の範囲から除外しております。

主要な連結子会社の名称は「1．企業集団の状況」に記載している為、省略しております。

ヤマハライフサービス(株)他非連結子会社はその資産、売上高、当期純損益及び利益剰余金等を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。

2．持分法の適用

ヤマハライフサービス(株)他非連結子会社及び関連会社のうち、主要な関連会社であるヤマハ発動機(株)他1社に対する投資について持分法を適用しております。

持分法適用外のヤマハライフサービス(株)他非連結子会社及びヤマハ・オーリンメタル(株)他関連会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がありません。

3．連結子会社の事業年度

連結子会社の決算日は、以下の6社を除いてすべて、当社と同一であります。

Yamaha de Mexico, S.A. de C.V.	天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司	蕭山雅馬哈楽器有限公司
雅馬哈楽器音響（中国）投資有限公司	雅馬哈電子（蘇州）有限公司

上記6社の決算日は12月31日であり、従来は同決算日現在の財務諸表を使用しておりましたが、当連結会計年度より連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。

なお、P.T.Yamaha Music Manufacturing Asia 他12社は、当連結会計年度より決算日を12月31日から3月31日に変更しております。

4．会計処理基準

1）重要な資産の評価基準及び評価方法

イ．有価証券

満期保有目的の債券　…　償却原価法（定額法）

その他有価証券

時価のあるもの　…　決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの　…　総平均法による原価法

ロ．デリバティブ

時価法

ハ．棚卸資産

当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。

2）重要な減価償却資産の減価償却方法

イ．有形固定資産

主として定率法によっております。但し、当社のレクリエーション事業に係る施設、及び一部の連結子会社は定額法によっております。尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～30年
機械及び装置	4～11年
工具器具備品	5～6年（金型は主に2年）

3）重要な引当金の計上基準

イ．貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

ロ．製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

ハ．退職給付引当金

従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。

（追加情報）

当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月1日付で厚生労働大臣から将来分支給義務免除の認可を受けました。

当連結会計年度末日現在において測定された返還相当額（最低責任準備金）は23,512百万円であり、当該返還相当額（最低責任準備金）の支払が当連結会計年度末日に行なわれたと仮定して、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第44－2項を適用した場合に生じる損益の見込額は18,343百万円（利益）です。

ニ．役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、当期末要支給額を計上しております。

4）重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。

5）重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6）重要なヘッジ会計の方法

イ．ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。

ロ．ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

ハ．ヘッジ方針

各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。

ニ．ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

7）その他連結財務諸表作成の為の重要な事項

イ．消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

5．連結子会社の資産及び負債の評価に関する事項

全面時価評価法によっております。

6．連結調整勘定の償却に関する事項

５年間の均等償却によっております。

7．利益処分項目等の取扱いに関する事項

連結事業年度中に確定した金額に基づいて作成しております。

8．連結キャッシュ・フロー計算書における資金の範囲

手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。

（6）表示方法の変更

1．連結損益計算書

前連結会計年度まで販売費及び一般管理費の「その他」に含めて表示しておりました「雑給」（前連結会計年度2,657百万円）については、当連結会計年度より人件費に含めて表示しております。

（7）その他の注記事項

（連結貸借対照表関係）

	当　期 （平成16.3.31）	前　期 （平成15.3.31）
1．有形固定資産減価償却累計額	227,779百万円	221,380百万円
2．担保提供資産		
現金及び預金のうち	－百万円	30百万円
有価証券のうち	1,100百万円	1,112百万円
有形固定資産のうち	2,577百万円	2,440百万円
投資有価証券のうち	929百万円	1,315百万円
計	4,607百万円	4,898百万円
3．非連結子会社及び関連会社に対する投資		
投資有価証券	62,522百万円	55,563百万円
投資その他の資産のその他（出資金）	2,092百万円	2,053百万円
4．保証債務	314百万円	131百万円
5．輸出受取手形割引高	1,138百万円	1,483百万円

6．土地の再評価

土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、当社、連結子会社2社及び持分法適用会社1社が事業用土地の再評価を行っております。

1）再評価実施日　連結子会社1社及び持分法適用会社1社
平成12年3月31日
当社及び連結子会社1社
平成14年3月31日

2）再評価の方法

当社及び連結子会社2社は、土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定し、持分法適用会社1社は、同法律施行令第2条第4号に定める「地方税法第16条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額」に合理的な調整を行って算定しております。

3）再評価を行った土地の期末における時価と再評価後の帳簿価額との差額	△13,834百万円	△7,924百万円

	当　期 （平成16.3.31）	前　期 （平成15.3.31）
7．繰延ヘッジ損益の内訳		
繰延ヘッジ利益	811百万円	16百万円
繰延ヘッジ損失	5百万円	649百万円
繰延ヘッジ損益（純額）	805百万円	△632百万円

（連結損益計算書関係）

	当　期 （平成15．4．1～平成16．3．31）	前　期 （平成14．4．1～平成15．3．31）
１．諸引当金繰入額		
貸倒引当金繰入額	229 百万円	531 百万円
アフターサービス費引当金繰入額	28 百万円	100 百万円
製品保証引当金繰入額	1,485 百万円	1,388 百万円
退職給付引当金繰入額	7,837 百万円	7,362 百万円
役員退職慰労引当金繰入額	145 百万円	189 百万円
２．一般管理費及び当期製造費用に含まれる研究開発費	22,503 百万円	22,441 百万円

３．固定資産売却益

当期の主なものは、土地の売却によるものであります。

	当　期	前　期
４．諸引当金戻入額		
アフターサービス費引当金戻入額	11 百万円	7 百万円
製品保証引当金戻入額	331 百万円	222 百万円

５．固定資産除却損

当期の主なものは、土地の処分によるものであります。

６．構造改革費用

（当期）

ＡＶ機器生産現地法人である Yamaha Electronique Alsace S.A. の閉鎖関連費用であります。

７．課徴金

ＥＵ競争法に関して欧州楽器販売現地法人４社が支払った制裁金であります。

（連結キャッシュ・フロー計算書関係）

	当　期 （平成15．4．1～平成16．3．31）	前　期 （平成14．4．1～平成15．3．31）
１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係		
現金及び預金勘定	32,053 百万円	44,485 百万円
預入期間が３ヶ月を超える定期預金	△808 百万円	△1,509 百万円
現金及び現金同等物	31,245 百万円	42,976 百万円

（セグメント情報）

１．事業の種類別セグメント情報

（単位：百万円）

	当期（平成15．４．１～平成16．３．31）								
	楽器	ＡＶ・ＩＴ	リビング	電子機器 電子金属	レクリェーション	その他	計	消去 又は全社	連結
Ⅰ　売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	293,430	78,257	44,765	76,892	20,100	26,061	539,506		539,506
(2) セグメント間の内部売上高又は振替高				2,131			2,131	△2,131	
計	293,430	78,257	44,765	79,023	20,100	26,061	541,638	△2,131	539,506
営業費用	282,950	73,839	43,303	49,005	21,211	26,272	496,581	△2,131	494,450
営業利益	10,480	4,418	1,462	30,018	△1,110	△211	45,056		45,056
Ⅱ　資産、減価償却費及び資本的支出 資産	247,863	42,075	19,011	51,978	53,843	93,958	508,731		508,731
減価償却費	7,447	1,694	969	3,388	2,853	1,167	17,522		17,522
資本的支出	10,099	1,827	1,678	4,358	774	2,420	21,160		21,160

（注）1.　事業区分の方法
製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリェーション事業及びその他の事業に区分しております。
2.　各事業区分の主要製品
「１．企業集団の状況」に記載しております。

（単位：百万円）

	前期（平成14．４．１～平成15．３．31）								
	楽器	ＡＶ・ＩＴ	リビング	電子機器 電子金属	レクリェーション	その他	計	消去 又は全社	連結
Ⅰ　売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	292,647	83,670	46,031	60,554	20,903	20,956	524,763		524,763
(2) セグメント間の内部売上高又は振替高				2,599			2,599	△2,599	
計	292,647	83,670	46,031	63,153	20,903	20,956	527,363	△2,599	524,763
営業費用	282,854	80,419	45,569	43,870	22,013	20,591	495,320	△2,599	492,720
営業利益	9,792	3,250	461	19,282	△1,110	365	32,043		32,043
Ⅱ　資産、減価償却費及び資本的支出 資産	255,247	42,922	18,909	53,011	58,849	83,775	512,716		512,716
減価償却費	8,001	1,807	1,002	2,845	2,932	996	17,586		17,586
資本的支出	9,067	1,503	911	3,320	728	1,352	16,883		16,883

２．所在地別セグメント情報

（単位：百万円）

	当期（平成15．４．１～平成16．３．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
Ⅰ．売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	336,008	85,483	81,685	36,329	539,506		539,506
(2) セグメント間の内部売上高又は振替高	137,091	1,439	514	58,995	198,041	△198,041	
計	473,100	86,922	82,199	95,325	737,548	△198,041	539,506
営業費用	441,685	82,240	77,645	92,103	693,674	△199,224	494,450
営業利益	31,415	4,682	4,554	3,221	43,873	1,183	45,056
Ⅱ．資産	413,059	31,380	33,089	47,949	525,479	△16,747	508,731

（注）1．国又は地域の区分は、地理的近接度によっております。
2．各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（単位：百万円）

	前期（平成14．４．１～平成15．３．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
Ⅰ．売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	326,769	88,512	76,620	32,861	524,763		524,763
(2) セグメント間の内部売上高又は振替高	137,734	1,675	610	69,090	209,110	△209,110	
計	464,503	90,188	77,230	101,951	733,874	△209,110	524,763
営業費用	441,129	86,892	74,801	98,542	701,365	△208,645	492,720
営業利益	23,374	3,295	2,429	3,409	32,508	△465	32,043
Ⅱ．資産	412,904	35,620	32,100	50,354	530,979	△18,263	512,716

３．海外売上高

（単位：百万円）

	当期（平成15．４．１～平成16．３．31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	86,671	83,473	48,552	218,697
Ⅱ 連結売上高				539,506
Ⅲ 連結売上高に占める海外売上高の割合	16.1%	15.5%	9.0%	40.5%

（注）国又は地域の区分及び各区分に属する主な国又は地域は、所在地別セグメント情報と同様であります。

（単位：百万円）

	前期（平成14．４．１～平成15．３．31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	89,728	77,185	45,721	212,634
Ⅱ 連結売上高				524,763
Ⅲ 連結売上高に占める海外売上高の割合	17.1%	14.7%	8.7%	40.5%

（リース取引関係）

［借手側］

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

（単位：百万円）

	当期（平成15．4．1～平成16．3．31）			前期（平成14．4．1～平成15．3．31）		
	工具器具備品	その他	合計	工具器具備品	その他	合計
取得価額相当額	2,593	606	3,200	2,801	1,261	4,062
減価償却累計額相当額	1,413	219	1,633	1,478	815	2,293
期末残高相当額	1,179	387	1,567	1,322	446	1,768

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料期末残高相当額

（単位：百万円）

	当期（平成15．4．1～平成16．3．31）	前期（平成14．4．1～平成15．3．31）
1年以内	702	744
1年超	864	1,024
合計	1,567	1,768

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

	当期（平成15．4．1～平成16．3．31）	前期（平成14．4．1～平成15．3．31）
支払リース料	853	959
減価償却費相当額	853	959

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当期（平成15．4．1～平成16．3．31）	前期（平成14．4．1～平成15．3．31）
1年以内	424	455
1年超	896	511
合計	1,321	966

[貸手側]

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額、減価償却累計額及び期末残高

(単位：百万円)

	当期 (平成15．4．1～平成16．3．31)	前期 (平成14．4．1～平成15．3．31)
	工具器具備品	工具器具備品
取得価額	5,752	5,328
減価償却累計額	4,135	3,643
期末残高	1,616	1,685

2）未経過リース料期末残高相当額

(単位：百万円)

	当期 (平成15．4．1～平成16．3．31)	前期 (平成14．4．1～平成15．3．31)
1年以内	872	932
1年超	1,615	1,779
合計	2,487	2,711

尚、未経過リース料期末残高相当額は、未経過リース料期末残高及び見積残存価額の残高の合計額が営業債権の期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。

3）受取リース料及び減価償却費

(単位：百万円)

	当期 (平成15．4．1～平成16．3．31)	前期 (平成14．4．1～平成15．3．31)
受取リース料	1,082	1,136
減価償却費	638	612

2．オペレーティング・リース取引

未経過リース料

(単位：百万円)

	当期 (平成15．4．1～平成16．3．31)	前期 (平成14．4．1～平成15．3．31)
1年以内	36	－
1年超	56	－
合計	92	－

(有価証券関係)

1．満期保有目的の債券で時価のあるもの

(単位：百万円)

区分	当期 (平成16.3.31)			前期 (平成15.3.31)		
	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
時価が連結貸借対照表計上額を超えるもの						
1. 国債・地方債等	260	262	2	270	274	4
2. 社債	390	392	2	1,540	1,549	8
3. その他	1,950	1,968	17	1,750	1,778	28
小計	2,600	2,623	23	3,561	3,602	41
時価が連結貸借対照表計上額を超えないもの						
1. 国債・地方債等	—	—	—	—	—	—
2. 社債	100	100	△0	100	100	—
3. その他	299	296	△3	—	—	—
小計	399	396	△3	100	100	—
合計	3,000	3,020	20	3,661	3,702	41

2．その他有価証券で時価のあるもの

(単位：百万円)

区分	当期 (平成16.3.31)			前期 (平成15.3.31)		
	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの						
1. 株式	11,927	29,533	17,606	3,195	4,491	1,296
2. 債券	—	—	—	—	—	—
(1) 国債・地方債等	—	—	—	—	—	—
(2) 社債	—	—	—	—	—	—
(3) その他	—	—	—	—	—	—
3. その他	51	51	0	—	—	—
小計	11,978	29,584	17,606	3,195	4,491	1,296
連結貸借対照表計上額が取得原価を超えないもの						
1. 株式	10	9	△0	8,741	8,277	△463
2. 債券	—	—	—	—	—	—
(1) 国債・地方債等	—	—	—	—	—	—
(2) 社債	—	—	—	—	—	—
(3) その他	—	—	—	—	—	—
3. その他	—	—	—	51	37	△13
小計	10	9	△0	8,792	8,315	△477
合計	11,988	29,594	17,605	11,988	12,806	818

3．当連結会計年度中に売却したその他有価証券

（単位：百万円）

区分	当　期 （平成15．4．1～平成16．3．31）	前　期 （平成14．4．1～平成15．3．31）
売却額	6	－
売却益の合計	5	－
売却損の合計	－	－

4．時価のない主な有価証券の内容及び連結貸借対照表計上額

（単位：百万円）

区分	当　期 （平成16．3．31）	前　期 （平成15．3．31）
その他有価証券 非上場株式（店頭売買株式を除く）	7，050	6，929

5．その他有価証券のうち満期のあるもの及び満期保有目的の債券の今後の償還の予定額

（単位：百万円）

区分	当　期（平成16．3．31）				前　期（平成15．3．31）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超	1年以内	1年超 5年以内	5年超 10年以内	10年超
1．債券								
（1）国債・地方債等	－	260	－	－	－	270	－	－
（2）社債	150	340	－	－	1，170	470	－	－
（3）その他	1，000	1，249	－	－	200	1，550	－	－
2．その他	－	－	－	－	－	－	－	－
合計	1，150	1，850	－	－	1，370	2，290	－	－

（注）1．「子会社及び関連会社株式で時価のあるもの」については財務諸表における注記事項として記載しております。

2．当連結会計年度において、その他有価証券で時価のある株式についての減損はありませんでした。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30％以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

（デリバティブ取引関係）

1．取引の状況に関する事項

1）取引の内容及び利用目的等

当社グループは、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引（包括予約）及び、通貨オプション取引（外貨プット円コールオプション買建）を行っております。

2）取引に対する取組方針

通貨関連におけるデリバティブ取引については、実需の範囲内で行うこととし、投機目的の為のデリバティブ取引は行わない方針であります。

3）取引に係るリスクの内容

通貨関連における先物為替予約取引には、為替相場の変動によるリスクを有しております。

通貨オプション取引は「外貨プット円コールオプション買建」に限定しておりオプション料の負担の他には為替相場変動によるリスクはありません。

4）取引に係るリスク管理体制

通貨関連デリバティブ取引に当たっては、上記2）の取組方針に基づき、事前に当社・子会社間で協議の上、各社で社内管理規程を設定し、規程に基づいた取引の実行及び管理を行っております。

取引は各社の経理・財務部門が集中して行うものとし、社内管理規程で経理・財務部門の役割・トップマネジメントへの報告と関連部門への連絡・取引限度額等を規定しております。

取引の報告については、取引の実施ごと及び月次定例報告等によって、デリバティブ取引の残高状況・為替動向他の定量的情報をトップマネジメントに対して行っております。

2．取引の時価等に関する事項

デリバティブ取引については、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されている為、記載しておりません。

（退職給付関係）

1．採用している退職給付制度の概要

当社及び国内連結子会社は、主として、確定給付型の制度として、厚生年金基金制度（当社及び国内連結子会社3社）、適格退職年金制度（当社及び国内連結子会社10社）及び退職一時金制度を採用しております。

また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

尚、一部の在外連結子会社は、確定給付型の制度または確定拠出型の制度を採用しております。

2．退職給付債務に関する事項

当項目につきましては、記載が可能になり次第「決算発表資料の追加」として開示いたします。

3．退職給付費用に関する事項

（単位：百万円）

	当　期 (平成15. 4. 1～平成16. 3. 31)	前　期 (平成14. 4. 1～平成15. 3. 31)
(1) 勤務費用	7,022	7,900
(2) 利息費用	4,774	4,595
(3) 期待運用収益	△3,645	△3,540
(4) 過去勤務債務の費用処理額	△63	△45
(5) 数理計算上の差異の費用処理額	5,229	4,110
(6) 会計基準変更時差異の費用処理額	－	－
(7) 臨時に支払った割増退職金	1,643	1,311
(8) 退職給付費用 (1)+(2)+(3)+(4)+(5)+(6)+(7)	14,961	14,332

4．退職給付債務等の計算の基礎に関する事項

	当　期 (平成16. 3. 31)	前　期 (平成15. 3. 31)
(1) 割引率	2.0%	2.5%
(2) 期待運用収益率	4.0%	4.0%
(3) 退職給付見込額の期間配分方法	期間定額基準	期間定額基準
(4) 過去勤務債務の処理年数	10年（定額法）	10年（定額法）
(5) 数理計算上の差異の処理年数	10年（定額法）	10年（定額法）
(6) 会計基準変更時差異の処理年数	一括費用処理	一括費用処理

（税効果会計関係）

１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円）

（繰延税金資産）	
棚卸資産評価減	1,612
貸倒引当金	1,066
減価償却超過額	9,597
投資有価証券等評価減	2,298
未払賞与	4,690
製品保証引当金	867
退職給付引当金	17,667
繰越欠損金	9,240
その他	9,999
繰延税金資産小計	57,039
評価性引当額	△18,305
繰延税金資産合計	38,734
（繰延税金負債）	
圧縮記帳積立金	△1,617
特別償却準備金	△159
その他有価証券評価差額金	△6,957
その他	△621
繰延税金負債合計	△9,355
繰延税金資産の純額	29,378

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主要な項目別の内訳

法定実効税率	40.9%
（調整）	
持分法損益及び一時差異でない申告調整項目	△7.5%
住民税均等割等	0.4%
税率変更による期末繰延税金資産の減額修正	1.6%
評価性引当額	△25.4%
海外連結子会社の税率差異他	△2.9%
税効果会計適用後の法人税等の負担率	7.1%

（１株当たり情報）

	当　期 （平成15．4．1～平成16．3．31）	前　期 （平成14．4．1～平成15．3．31）
１株当たり純資産額	1,259.28円	1,040.06円
１株当たり当期純利益	210.63円	86.65円
潜在株式調整後１株当たり当期純利益	205.20円	77.32円

（注）１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎

	当　期 （平成15．4．1～平成16．3．31）	前　期 （平成14．4．1～平成15．3．31）
１株当たり当期純利益金額		
当期純利益	43,541百万円	17,947百万円
普通株主に帰属しない金額	121百万円	82百万円
うち利益処分による役員賞与金	121百万円	82百万円
普通株式に係る当期純利益	43,419百万円	17,864百万円
期中平均株式数	206,146千株	206,177千株
潜在株式調整後１株当たり当期純利益金額		
当期純利益調整額	△1,118百万円	△1,069百万円
うち社債利息（税額相当額控除後）	－百万円	273百万円
うち持分法による投資利益	△1,118百万円	△1,342百万円
普通株式増加数	－千株	11,053千株
うち転換社債	－千株	11,053千株
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	－	－

（関連当事者との取引）

１．役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有（被所有）割合	取引の内容	取引金額	科目	期末残高
役員	伊藤修二	当社代表取締役社長 (財)ヤマハ音楽振興会理事長	被所有 直接0.0%	(財)ヤマハ音楽振興会との営業取引 製品の売上 月謝収入 調律修理収入 家賃収入 講師費用 地代家賃	 52 4 12 232 25,434 20	 受取手形及び売掛金 支払手形及び買掛金	 11 2,255
役員	黒江常夫	当社取締役 ヤマハ共済会理事長	被所有 直接0.0%	ヤマハ共済会への会費拠出	62		
		同 ヤマハ健康保険組合理事長	被所有 直接0.0%	ヤマハ健康保険組合からの家賃収入 ヤマハ健康保険組合への保険料支払	4 1,974	 未払費用及び未払金	 125
		同 ヤマハ厚生年金基金理事長	被所有 直接0.0%	ヤマハ厚生年金基金への年金掛金支払	8,262		

（注）上記の取引は、いわゆる第三者のための取引であります。

（生産実績）

当項目につきましては、記載が可能になり次第「決算発表資料の追加」として開示いたします。

平成 16年 3月期　　個別財務諸表の概要　　平成 16年 5月 7日

上場会社名　ヤマハ株式会社　　上場取引所　東証第１部
コード番号　7951　　本社所在都道府県
(URL http://www.yamaha.co.jp/ir/report/)　　静岡県
代表者　役職名　代表取締役社長　氏名　伊藤　修二
問合せ先責任者 役職名　経理・財務部長　氏名　梅田　史生　　TEL (053) 460 - 2141
決算取締役会開催日　平成 16年　5月　7日　　中間配当制度の有無　有
定時株主総会開催日　平成 16年　6月 25日　　単元株制度採用の有無　有　（１単元　100株）

１．16年 3月期の業績（平成 15年 4月 1日 ～ 平成 16年 3月 31日）

(1)経営成績　（百万円未満切捨表示）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
16年 3月期	345,354	3.4	26,954	23.1	28,118	26.6
15年 3月期	334,078	5.5	21,897	288.4	22,218	240.3

	当期純利益		１株当たり当期純利益	潜在株式調整後１株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
16年 3月期	25,579	231.9	123.38	—	15.7	8.2	8.1
15年 3月期	7,706	—	36.95	36.33	5.4	6.9	6.7

(注)①期中平均株式数　16年 3月期　206,352,788 株　　15年 3月期　206,404,508 株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)配当状況

	１株当たり年間配当金			配当金総額（年間）	配当性向	株主資本配当率
		中間	期末			
	円 銭	円 銭	円 銭	百万円	%	%
16年 3月期	15.00	5.00	10.00	3,095	12.2	1.7
15年 3月期	10.00	5.00	5.00	2,063	27.1	1.4

(3)財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
16年 3月期	337,029	179,982	53.4	871.65
15年 3月期	347,499	146,394	42.1	709.03

(注) ①期末発行済株式数　16年 3月期　206,347,606 株　　15年 3月期　206,358,924 株
②期末自己株式数　16年 3月期　177,020 株　　15年 3月期　164,339 株

２．17年　3月期の業績予想（ 平成 16年 4月 1日　～　平成 17年 3月 31日 ）

	売上高	経常利益	当期純利益	１株当たり年間配当金		
				中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	180,000	18,000	△ 15,500	7.50	—	—
通期	345,000	22,000	500	—	7.50	15.00

（参考）１株当たり予想当期純利益（通期）　2円　42銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料６ページ～７ページをご参照下さい。

5．財務諸表等

（1）貸借対照表

（単位：百万円）

科目	当期 (平成16.3.31) 金額	前期 (平成15.3.31) 金額	増減
（資産の部）			
Ⅰ 流動資産			
1.現金及び預金	4,630	19,127	△14,497
2.受取手形	7,857	9,253	△1,396
3.売掛金	39,926	39,260	666
4.製品及び商品	15,211	17,755	△2,544
5.原材料	1,715	2,431	△716
6.仕掛品	6,604	7,561	△957
7.前渡金	99	28	71
8.繰延税金資産	9,847	7,969	1,878
9.その他	2,234	2,479	△245
10.貸倒引当金	△1,489	△1,344	△145
流動資産合計	86,637	104,521	△17,884
Ⅱ 固定資産			
(1)有形固定資産			
1.建物	35,988	36,300	△312
2.構築物	5,784	5,870	△86
3.機械及び装置	7,079	7,130	△51
4.車輌運搬具	41	41	－
5.工具器具備品	4,727	4,797	△70
6.土地	62,575	63,937	△1,362
7.建設仮勘定	1,341	393	948
有形固定資産合計	117,538	118,470	△932
(2)無形固定資産			
1.借地権	103	110	△7
無形固定資産合計	103	110	△7
(3)投資その他の資産			
1.投資有価証券	36,371	19,599	16,772
2.関係会社株式	62,124	62,353	△229
3.出資金	63	72	△9
4.関係会社出資金	14,946	14,828	118
5.長期貸付金	1,104	1,539	△435
6.従業員長期貸付金	0	0	－
7.関係会社長期貸付金	142	443	△301
8.破産・更生債権等	335	408	△73
9.繰延税金資産	15,610	22,914	△7,304
10.賃借不動産保証金敷金	2,250	2,269	△19
11.その他	751	1,042	△291
12.貸倒引当金	△950	△1,074	124
投資その他の資産合計	132,750	124,397	8,353
固定資産合計	250,392	242,978	7,414
資産合計	337,029	347,499	△10,470

科目	当期 (平成16.3.31) 金額	前期 (平成15.3.31) 金額	増減
（負債の部）			
Ⅰ 流動負債			
1.支払手形	741	688	53
2.買掛金	21,337	23,762	△2,425
3.短期借入金	1,790	6,461	△4,671
4.一年以内償還の転換社債	－	24,317	△24,317
5.一年以内返済の長期借入金	－	6,220	△6,220
6.未払金	5,529	4,235	1,294
7.未払費用	21,608	18,675	2,933
8.未払法人税等	100	100	－
9.前受金	549	408	141
10.預り金	606	817	△211
11.ｱﾌﾀｰｻｰﾋﾞｽ費引当金	65	72	△7
12.製品保証引当金	1,037	780	257
13.子会社支援引当金	－	1,264	△1,264
14.延払未実現利益	287	528	△241
15.その他	810	629	181
流動負債合計	54,464	88,961	△34,497
Ⅱ 固定負債			
1.長期借入金	17,338	17,038	300
2.再評価に係る繰延税金負債	10,160	10,169	△9
3.退職給付引当金	42,596	46,228	△3,632
4.役員退職慰労引当金	658	721	△63
5.長期預り金	30,935	37,020	△6,085
6.預り保証金	893	965	△72
固定負債合計	102,582	112,143	△9,561
負債合計	157,046	201,105	△44,059
（資本の部）			
Ⅰ 資本金	28,534	28,533	1
Ⅱ 資本剰余金			
1.資本準備金	40,054	40,052	2
資本剰余金合計	40,054	40,052	2
Ⅲ 利益剰余金			
1.利益準備金	4,159	4,159	－
2.任意積立金			
(1)特別償却準備金	12	21	△9
(2)圧縮記帳積立金	2,259	2,322	△63
(3)買替資産取得特別勘定積立金	440	－	440
(4)別途積立金	62,710	56,510	6,200
任意積立金合計	65,422	58,854	6,568
3.当期未処分利益	27,747	12,101	15,646
利益剰余金合計	97,329	75,115	22,214
Ⅳ 土地再評価差額金	3,648	2,426	1,222
Ⅴ その他有価証券評価差額金	10,622	449	10,173
Ⅵ 自己株式	△207	△183	△24
資本合計	179,982	146,394	33,588
負債及び資本合計	337,029	347,499	△10,470

（２）損益計算書

（単位：百万円）

科目	当期（平成15. 4. 1～平成16. 3. 31）		前期（平成14. 4. 1～平成15. 3. 31）		増減
	金額	百分比	金額	百分比	
Ⅰ 売上高					
1. 製品商品売上高	302, 393		289, 739		12, 654
2. その他事業収益	42, 961		44, 338		△1, 377
売上高合計	345, 354	100. 0	334, 078	100. 0	11, 276
Ⅱ 売上原価					
(イ)製品商品売上原価					
1. 製品商品期首棚卸高	17, 755		17, 985		△230
2. 合併に伴う増加高	—		44		△44
3. 前期末原材料仕掛品評価損繰戻	101		158		△57
4. 当期製品製造原価	200, 895		197, 098		3, 797
5. 当期商品仕入高	13, 381		16, 282		△2, 901
6. 当期末原材料仕掛品評価損	94		101		△7
7. 製品商品期末棚卸高	15, 211		17, 755		△2, 544
製品商品売上原価合計	216, 814		213, 598		3, 216
(ロ)その他事業原価	31, 325		32, 123		△798
売上原価合計	248, 139	71. 9	245, 721	73. 6	2, 418
売上総利益	97, 214	28. 1	88, 356	26. 4	8, 858
前期延払未実現利益控除額戻入額	528		653		△125
当期延払未実現利益控除額	287		528		△241
差引売上総利益	97, 455	28. 2	88, 480	26. 4	8, 975
Ⅲ 販売費及び一般管理費					
1. 販売手数料	50		52		△2
2. 運送費	3, 710		3, 298		412
3. 広告宣伝費	5, 161		5, 149		12
4. 販売促進費	5, 839		5, 681		158
5. 貸倒引当金繰入額	318		371		△53
6. アフターサービス費引当金繰入額	16		18		△2
7. 製品保証引当金繰入額	640		416		224
8. 支払調律修理費	2, 003		2, 315		△312
9. 役員報酬	353		369		△16
10. 従業員給与諸手当	24, 829		23, 776		1, 053
11. 退職給付引当金繰入額	6, 201		5, 890		311
12. 役員退職慰労引当金繰入額	85		97		△12
13. 雑給	1, 101		916		185
14. 福利厚生費	432		450		△18
15. 旅費交通費	2, 096		2, 141		△45
16. 保険料	112		59		53
17. 地代家賃	1, 289		1, 278		11
18. 修繕費	484		411		73
19. 減価償却費	2, 691		1, 929		762
20. 消耗品費	4, 639		3, 541		1, 098
21. 通信費	667		761		△94
22. 交際費	153		152		1
23. 租税課金	760		710		50
24. 研究費	1, 262		1, 532		△270
25. 会議訓練費	588		484		104
26. 水道光熱費	392		383		9
27. 図書費	74		70		4
28. 外部委託費	3, 413		3, 365		48
29. その他	1, 129		954		175
販売費及び一般管理費合計	70, 500	20. 4	66, 583	19. 9	3, 917
営業利益	26, 954	7. 8	21, 897	6. 5	5, 057

(単位：百万円)

科目	当期 (平成15.4.1～平成16.3.31)		前期 (平成14.4.1～平成15.3.31)		増減
	金額	百分比	金額	百分比	
Ⅳ 営業外収益					
1. 受取利息	41		55		△14
2. 受取配当金	1,585		1,207		378
3. 為替差益	320		—		320
4. その他	435		397		38
営業外収益合計	2,382	0.7	1,661	0.5	721
Ⅴ 営業外費用					
1. 支払利息	212		191		21
2. 社債利息	461		462		△1
3. 売上割引	29		46		△17
4. 為替差損	—		362		△362
5. その他	514		277		237
営業外費用合計	1,218	0.4	1,340	0.4	△122
経常利益	28,118	8.1	22,218	6.6	5,900
Ⅵ 特別利益					
1. 固定資産売却益	41		168		△127
2. アフターサービス費引当金戻入額	11		7		4
3. 製品保証引当金戻入額	171		167		4
4. 投資有価証券売却益	5		—		5
5. 子会社株式売却益	13		—		13
6. 子会社清算益	126		—		126
7. 関連会社株式売却益	—		39		△39
特別利益合計	371	0.1	382	0.1	△11
Ⅶ 特別損失					
1. 固定資産除却損	2,058		851		1,207
2. 投資有価証券評価損	110		7,746		△7,636
3. 子会社株式評価損	1,192		1,477		△285
4. 社会保険料の総報酬制移行に伴う一時費用	686		—		686
5. 子会社出資金評価損	—		242		△242
6. 子会社支援引当金繰入額	—		1,264		△1,264
7. 構造改革費用	—		2,161		△2,161
特別損失合計	4,047	1.1	13,743	4.1	△9,696
税引前当期純利益	24,443	7.1	8,857	2.6	15,586
法人税、住民税及び事業税	100	0.0	100	0.0	—
法人税等調整額	△1,236	△0.3	1,051	0.3	△2,287
当期純利益	25,579	7.4	7,706	2.3	17,873
前期繰越利益	4,421		4,557		△136
土地再評価差額金取崩額	△1,221		869		△2,090
中間配当額	1,031		1,031		—
当期未処分利益	27,747		12,101		15,646

（３）利益処分案

（単位：百万円）

科　　目	当　期 （平成15．4．1～平成16．3．31）		前　期 （平成14．4．1～平成15．3．31）	
Ⅰ　当期未処分利益		27,747		12,101
Ⅱ　任意積立金取崩高				
1.　特別償却準備金取崩高		12		9
2.　圧縮記帳積立金取崩高		193		393
3.　買換資産取得特別勘定積立金取崩高		440		―
合計		28,393		12,503
これを次の通り処分する。				
Ⅲ　利益処分額				
1.　利益配当金	（一株につき10円）	2,063	（一株につき５円）	1,031
2.　役員賞与金		120		80
（うち監査役賞与金）		(18)		(12)
3.　圧縮記帳積立金		436		330
4.　買換資産取得特別勘定積立金		―		440
5.　別途積立金		22,000		6,200
Ⅳ　次期繰越利益		3,774		4,421

（注）平成15年12月10日に、1,031百万円（１株につき５円）の中間配当を実施しました。

（4）重要な会計方針

1．資産の評価基準及び評価方法

1）有価証券

子会社及び関連会社株式　…　総平均法による原価法

その他有価証券

時価のあるもの　…　決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの　…　総平均法による原価法

2）デリバティブ

時価法

3）棚卸資産

後入先出法による低価法

2．固定資産の減価償却の方法

1）有形固定資産

定率法によっております。但し、レクリエーション事業に係る施設については定額法によっております。

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）	構築物	10～30年
機械及び装置	4～11年	工具器具備品	5～6年（金型は主に2年）

3．引当金の計上基準

1）貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

2）アフターサービス費引当金

ピアノの調律及び調整費用に充てる為、当期以前に販売された台数に基づき今後の発生見込額を計上しております。

3）製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

4）退職給付引当金

従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。

（追加情報）

当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月1日付で厚生労働大臣から将来分支給義務免除の認可を受けました。

当期末日現在において測定された返還相当額（最低責任準備金）は20,066百万円であり、当該返還相当額（最低責任準備金）の支払が当期末日に行なわれたと仮定して、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第44-2項を適用した場合に生じる損益の見込額は15,455百万円（利益）です。

5）役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、当期末要支給額を計上しております。

4．収益及び費用の計上基準

延払条件付販売については、回収期限の到来日をもって売上収益実現の日としております。

5．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6．外貨建の資産又は負債の本邦通貨への換算基準

外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

7．ヘッジ会計の方法

1）ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。

2）ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

3）ヘッジ方針

社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。

4）ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

8．その他財務諸表作成の為の重要な事項

1）消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

（５）その他の注記事項

（貸借対照表関係）

	当期 (平成16. 3.31)	前期 (平成15. 3.31)
１．有形固定資産減価償却累計額	121,428 百万円	120,531 百万円
２．関係会社に対する債権債務		
受取手形及び売掛金	9,618 百万円	9,297 百万円
買掛金	4,748 百万円	6,286 百万円
３．担保提供資産		
投資有価証券のうち	― 百万円	9 百万円
４．保証債務	664 百万円	906 百万円
５．輸出受取手形割引高	4,434 百万円	5,102 百万円

６．土地の再評価

土地の再評価に関する法律（平成10年３月31日公布法律第34号）に基づき、事業用土地の再評価を行っております。

１）再評価実施日　　平成14年３月31日

２）再評価の方法

土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定しております。

３）再評価を行った土地の期末における時価と再評価後の帳簿価額との差額

	当期	前期
	△8,309 百万円	△3,446 百万円

７．繰延ヘッジ損益の内訳

	当期	前期
繰延ヘッジ利益	811 百万円	16 百万円
繰延ヘッジ損失	1 百万円	645 百万円
繰延ヘッジ損益（純額）	810 百万円	△629 百万円

８．配当制限

商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した純資産額は10,622百万円であります。

土地再評価差額金は、土地の再評価に関する法律第７条の２第１項の規定により、配当に充当することが制限されております。

９．発行済株式数の増加

当期中に転換社債の転換により、発行済株式総数が増加しております。

発行株式数	1,363 株
発行価格	2,200 円
資本組入額	1 百万円

（損益計算書関係）

	当　期 （平成15．4．1～平成16．3．31）	前　期 （平成14．4．1～平成15．3．31）
１．関係会社との取引		
売上高	172,420 百万円	168,776 百万円
売上原価	90,696 百万円	91,803 百万円
受取配当金	1,347 百万円	1,001 百万円
２．低価法による製品・商品の評価損		
当期分評価損繰入	291 百万円	283 百万円
３．一般管理費及び当期製造費用に含まれる研究開発費		
	20,619 百万円	20,461 百万円
４．固定資産売却益の内訳		
土地	35 百万円	110 百万円
機械及び装置他	6 百万円	57 百万円
５．固定資産除却損の内訳		
土地	1,377 百万円	－百万円
建物	298 百万円	559 百万円
機械及び装置	174 百万円	59 百万円
工具器具備品	153 百万円	166 百万円
構築物他	54 百万円	66 百万円
６．減価償却実施額		
有形固定資産	6,691 百万円	6,288 百万円

（リース取引関係）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

（単位：百万円）

	当期（平成15．4．1～平成16．3.31）			前期（平成14．4．1～平成15．3.31）		
	工具器具備品	その他	合計	工具器具備品	その他	合計
取得価額相当額	2,136	94	2,231	2,135	104	2,239
減価償却累計額相当額	1,121	53	1,174	1,079	55	1,134
期末残高相当額	1,015	41	1,056	1,055	48	1,104

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料期末残高相当額

（単位：百万円）

	当期（平成15．4．1～平成16．3.31）	前期（平成14．4．1～平成15．3.31）
1年以内	540	528
1年超	516	576
合計	1,056	1,104

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

	当期（平成15．4．1～平成16．3.31）	前期（平成14．4．1～平成15．3.31）
支払リース料	614	711
減価償却費相当額	614	711

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当期（平成15．4．1～平成16．3.31）	前期（平成14．4．1～平成15．3.31）
1年以内	64	84
1年超	31	35
合計	96	119

(有価証券関係)

子会社株式及び関連会社株式で時価のあるもの

(単位：百万円)

区分	当期 (平成16.3.31)			前期 (平成15.3.31)		
	貸借対照表計上額	時価	差額	貸借対照表計上額	時価	差額
関連会社株式	11,418	92,209	80,791	11,418	55,093	43,675

(税効果会計関係)

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(単位：百万円)

(繰延税金資産)	
棚卸資産評価減	1,024
貸倒引当金	780
減価償却超過額	7,958
投資有価証券等評価減	7,898
未払賞与	3,391
製品保証引当金	410
退職給付引当金	15,957
繰越欠損金	3,495
その他	8,176
繰延税金資産小計	49,093
評価性引当額	△15,070
繰延税金資産合計	34,022
(繰延税金負債)	
圧縮記帳積立金	△1,617
その他有価証券評価差額金	△6,947
繰延税金負債合計	△8,565
繰延税金資産の純額	25,457

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主要な項目別の内訳

法定実効税率	40.9%
(調整)	
一時差異でない申告調整項目	△0.6%
住民税均等割等	0.4%
再評価土地差額調整	△2.1%
税率変更による期末繰延税金資産の減額修正	3.1%
評価性引当額	△46.3%
税効果会計適用後の法人税等の負担率	△4.6%

（１株当たり情報）

	当　期 (平成15. 4. 1～平成16. 3. 31)	前　期 (平成14. 4. 1～平成15. 3. 31)
１株当たり純資産額	871.65 円	709.03 円
１株当たり当期純利益	123.38 円	36.95 円
潜在株式調整後１株当たり当期純利益	－円	36.33 円

（注） １株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎

	当　期 (平成15. 4. 1～平成16. 3. 31)	前　期 (平成14. 4. 1～平成15. 3. 31)
１株当たり当期純利益金額		
当期純利益	25,579 百万円	7,706 百万円
普通株主に帰属しない金額	120 百万円	80 百万円
うち利益処分による役員賞与金	120 百万円	80 百万円
普通株式に係る当期純利益	25,459 百万円	7,626 百万円
期中平均株式数	206,352 千株	206,404 千株
潜在株式調整後１株当たり当期純利益金額		
当期純利益調整額	－百万円	273 百万円
うち社債利息（税額相当額控除後）	－百万円	273 百万円
普通株式増加数	－千株	11,053 千株
うち転換社債	－千株	11,053 千株
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	－	－

６．役員の異動

別紙の通り

2004年３月期業績資料

ヤマハ株式会社

	前期実績 2003年３月期	当期予想 (04/02/09発表) 2004年３月期	当期実績 2004年３月期	次期予想 2005年３月期	次期中間期予想 2004年９月期
売上高	5,247億円	5,420億円	5,395億円	5,530億円	2,730億円
国内売上高	3,121億円 (59.5%)	3,237億円 (59.7%)	3,208億円 (59.5%)	3,203億円 (57.9%)	1,640億円 (60.1%)
海外売上高	2,126億円 (40.5%)	2,183億円 (40.3%)	2,187億円 (40.5%)	2,327億円 (42.1%)	1,090億円 (39.9%)
営業利益	320億円 (6.1%)	455億円 (8.4%)	451億円 (8.4%)	375億円 (6.8%)	230億円 (8.4%)
経常利益	338億円 (6.4%)	510億円 (9.4%)	510億円 (9.5%)	400億円 (7.2%)	255億円 (9.3%)
当期純利益	179億円 (3.4%)	440億円 (8.1%)	435億円 (8.1%)	160億円 (2.9%)	▲100億円 (▲3.7%)
為替レート ※1	122円/US$ 116円/EUR	115円/US$ 128円/EUR	114円/US$ 129円/EUR	110円/US$ 127円/EUR	110円/US$ 127円/EUR
ＲＯＥ	8.6%	18.6%	18.4%	6.0%	▲3.9%
ＲＯＡ	3.5%	8.7%	8.5%	3.3%	▲2.0%
１株当たり当期純利益	86.7円	213.4円	210.6円	77.6円	▲48.5円
設備投資	169億円	224億円	212億円	251億円	145億円
(減価償却費)	176億円	182億円	175億円	213億円	105億円
研究開発費	224億円	227億円	225億円	230億円	116億円
実質有利子負債 ※2	460億円	248億円	168億円	31億円	287億円
(ﾌﾘｰ･ｷｬｯｼｭ･ﾌﾛｰ)					
営業活動	330億円	565億円	583億円	373億円	52億円
投資活動	▲216億円	▲238億円	▲188億円	▲162億円	▲124億円
ﾌﾘｰ･ｷｬｯｼｭ･ﾌﾛｰ	114億円	327億円	395億円	211億円	▲72億円
期末在庫高	801億円	715億円	721億円	681億円	811億円
(要員数)					
国内	11,887人	11,924人	11,849人	11,806人	12,015人
海外	11,676人	12,162人	12,054人	11,797人	12,346人
合計 ※3	23,563人	24,086人	23,903人	23,603人	24,361人
(内、新規連結)	(－)	(760人)	(725人)	(－)	(－)
(事業別売上高)					
楽器	2,926億円 (55.8%)	2,960億円 (54.6%)	2,934億円 (54.4%)	3,015億円 (54.5%)	1,510億円 (55.3%)
ＡＶ・ＩＴ	837億円 (16.0%)	790億円 (14.6%)	783億円 (14.5%)	860億円 (15.6%)	375億円 (13.7%)
リビング	460億円 (8.8%)	450億円 (8.3%)	448億円 (8.3%)	460億円 (8.3%)	235億円 (8.6%)
電子機器・電子金属	606億円 (11.5%)	760億円 (14.0%)	769億円 (14.3%)	760億円 (13.7%)	400億円 (14.7%)
レクリェーション	209億円 (4.0%)	200億円 (3.7%)	201億円 (3.7%)	205億円 (3.7%)	100億円 (3.7%)
その他	209億円 (4.0%)	260億円 (4.8%)	261億円 (4.8%)	230億円 (4.2%)	110億円 (4.0%)
(事業別営業利益)					
楽器	98億円	120億円	105億円	140億円	90億円
ＡＶ・ＩＴ	32億円	40億円	44億円	40億円	15億円
リビング	5億円	10億円	15億円	15億円	10億円
電子機器・電子金属	193億円	290億円	300億円	185億円	120億円
レクリェーション	▲11億円	▲10億円	▲11億円	▲10億円	▲7億円
その他	4億円	5億円	▲2億円	5億円	2億円

(単独の状況)					
売上高	3,340億円	3,440億円	3,454億円	3,450億円	1,800億円
営業利益	219億円 (6.5%)	275億円 (8.0%)	270億円 (7.8%)	210億円 (6.1%)	170億円 (9.4%)
経常利益	222億円 (6.6%)	285億円 (8.3%)	281億円 (8.1%)	220億円 (6.4%)	180億円 (10.0%)
当期純利益	77億円 (2.3%)	265億円 (7.7%)	256億円 (7.4%)	5億円 (0.1%)	▲155億円 (▲8.6%)

※1　当社（単独）の外貨建売上高に適用したレートの平均値であります。

※2　実質有利子負債＝長短借入金＋転換社債－現預金

※3　要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素

Exhibit 2

平成１６年３月期決算短信別紙
ヤマハ株式会社

役員の異動

当社は、平成１６年５月７日開催の取締役会において下記の通り役員の異動について決議をいたしました。

１．代表取締役の異動

就任予定代表取締役

代表取締役会長　　岸田　勝彦（きしだ　かつひこ）（現　専務取締役）

※就任予定日：平成１６年６月２５日、同日開催の定時株主総会及びその後の取締役会決議を前提とする。

２．取締役の異動

退任予定取締役

現取締役　　梅田　吉弘（うめだ　よしひろ）（当社顧問就任予定）

※退任予定日：平成１６年６月２５日、同日開催の定時株主総会終結時

３．執行役員の異動

新任執行役員候補

執行役員　　吉良　康宏（きら　やすひろ）（現　当社デザイン研究所長）

執行役員　　八幡　泰司（やはた　やすじ）（現　生産技術部長）

※就任予定日：平成１６年６月２５日

以　上

Exhibit 2

Appendix to Flash Report for Fiscal Year Ended March 31, 2004

Company Name: YAMAHA CORPORATION
Representative Director: Shuji Ito, President
Address: Nakazawa-cho 10-1, Hamamatsu, Shizuoka, Japan
Code Number: 7951
Contact: Corporate Communication Group, Public Relations Division
Tel: +81-3-5488-6601
Fax: +81-3-5488-5060

Notification of Change in Directors

At a meeting of the Board of Directors of YAMAHA CORPORATION held on May 7, 2004, the following changes in directors were enacted:

1. Change Regarding Representative Directors

Candidate for Appointment as Representative Director

Representative director and chairman	Katsuhiko Kishida (currently senior managing director)

*This change is to be effected on June 25, 2004, assuming that it is approved by the regular general meeting of shareholders and subsequent meeting of the Board of Directors held that day.

2. Change Regarding Directors

Outgoing Director

Director	Yoshihiro Umeda (scheduled to become corporate advisor)

*Director Umeda is scheduled to retire on June 25, 2004, at the end of the regular general meeting of shareholders held that day.

3. Change Regarding Executive Officers

Candidates for Appointment as Executive Officer

Executive officer	Yasuhiro Kira (currently general manager of the Product Design Laboratory)
Executive officer	Yasushi Yahata (currently general manager of the Production Engineering Division)

*This change is to be effected on June 25, 2004.

Exhibit 3

2004年3月期 決算説明会

2004年5月7日
ヤマハ株式会社

2004/3期 決算の概要

➤ 中期経営計画「感動創生21」の最終年度として掲げた売上目標は未達に終わったものの、利益目標は大幅に上回ることができた

■ 営業利益、当期利益は2期連続で過去最高益を更新

営業利益　451億円（前期　320億円）

当期利益　435億円（前期　179億円）

■ 売上高は2期連続で前期比増収（+2.8%）

・携帯電話用音源LSIを中心とする半導体の増収が主因

■ 財務体質強化進展

・期末棚卸資産は、前期末比▲80億円の721億円

・期末実質有利子負債残高は約300億円の減少

（前期末460億円　→　168億円）

2004/3期 業績概要

YAMAHA

➢前年実績に対し、増収増益

（億円）

	03/3実績	04/3実績	＋/▲	前回予想（2/9発表）	4Q実績
売上高	5,247	5,395	＋148	5,420	1,242
営業利益（営業利益率）	320（6.1％）	451（8.4％）	＋131	455	0
経常利益（経常利益率）	338（6.4％）	510（9.5％）	＋172	510	▲2
当期利益（当期利益率）	179（3.4％）	435（8.1％）	＋256	440	▲22
EPS（円）	86.7	210.6	－		
ROE（％）	8.6	18.4	－		

為替レート

		03/3	04/3	前回予想	4Q実績
売上高	US$	122	113	114	107
	EUR	121	133	131	134
利益	US$	122	114	115	108
	EUR	116	129	128	128

営業利益増減分析



(億円)
為替益
+50
営業
粗利益増
+67
製造損益
+40
販管費増
▲26
320
451
03/3営業利益
04/3営業利益

事業別営業利益

YAMAHA

（億円）

	03/3 実績	04/3 実績	+/▲	為替影響	実質 +/▲	前回予想（2/9発表）
楽器	98	105	+7	+23	▲16	120
AV・IT	32	44	+ 12	+27	▲15	40
リビング	5	15	+ 10		+10	10
電子機器・金属	193	300	+107		+107	290
レクリエーション	▲ 11	▲ 11	0		0	▲ 10
その他	4	▲ 2	▲ 6		▲ 6	5
計	320	451	+131	+50	+81	455

＊前回（2/9）予想との比較では、▲4億円。
内、4Qでの為替影響は＋2億円（楽器　0億円、AV·IT ＋2億円）
従って、実質ベースでは前回予想に対し、6億円の減益

楽器事業

YAMAHA

4Qの状況

・4Qの実質売上は前回予想比3.7%の減収

・期末在庫はほぼ前回予想どおりの水準まで削減。

・コンテンツ海外への布石拡大。着うた「ウタっちゃ」を1月より開始

・国内では、新機能エレクトーン「STAGEA」を3月に発売



(億円)
682
656
前回予想
4Q実績
▲ 32
▲ 47

売上高

営業利益

通期の状況

・売上高は前期に比べ実質0.9%の増収

・北米、欧州は順調(実質前期比5%増収)

・アジアは韓国、中近東順調。中国は、期初のSARS影響が払拭できず、期待はずれ

・コンテンツは国内競争激化で収益力低下

・国内成人需要対応への布石進展



(億円)
2,926
2,934
98
105
前期
当期

AV・IT事業

YAMAHA

4Qの状況

・4Q実質売上は、前回予想比4.5%の減収

・ルーター、通信カラオケは引き続き順調

・期末在庫は前回予想に対し微増



(億円)
202
195
前回予想
4Q実績
▲ 6
▲ 2

通期の状況

・売上高は前期比実質7.2%の減収。但し、CDRドライブ 事業撤退要因を除けば、1.7%の増収

・利益はCDRドライブ事業撤退効果と為替益により前期に比べ増益

・中国蘇州工場は予定どおり生産開始

売 上 高

営 業 利 益



(億円)
837
783
32
44
前期
当期

リビング事業

4Qの状況

・4Q売上は、ほぼ前回予想に沿った状況。利益は製造原価の低減効果等で増益

・エア・ウォーター・エモト社との共同開発商品を2月に発売。評価良好

通期の状況

・売上は前期比減少となるものの、製造コストダウン等奏功し、損益は大きく改善

・提携効果は徐々に成果となりつつある

・ショールーム増設等リフォーム事業強化



(億円)
98
96
前回予想
4Q実績
▲ 7
▲ 2

売上高

営業利益



(億円)
460
448
5
15
前期
当期

電子機器・金属事業

4Qの状況

・4Qは、半導体、金属とも引き続き堅調に推移


(億円)
175
52
184
62
売上高
営業利益
前回予想
4Q実績

通期の状況

・半導体は携帯電話用音源LSIが中国、韓国中心に引き続き好調維持

・電子金属は不採算のインバー材事業からの撤退で黒転。製造原価低減も着実に進展


(億円)
606
193
769
300
前期
当期

レクリエーション事業

4Qの状況

・「キロロ」が雪不足により前回予想比減収

・その他の施設は概ね順調

通期の状況

・売上は、「寸座ビラ」閉鎖と単価ダウン継続で前期に比べ減収

・減収により売上総利益の減少を合理化効果で埋め切れず、前期並みの損失を計上

売上高

営業利益



（億円）
50
51
前回予想
4Q実績
▲ 2
▲ 3



（億円）
209
201
前期
当期
▲ 11
▲ 11

その他事業

4Qの状況

・売上は、ほぼ前回予想どおり。

・携帯電話用Mg部品の減産及び仕掛在庫廃棄により損益大幅に悪化

通期の状況

・自動車用内装部品及び携帯電話用Mg部品増産により、売上高は前期比25%の増加

・但し、携帯電話用Mg部品の歩留まりが改善しなかったことと、仕掛在庫廃棄により、前期比減益

・ゴルフは inpres 新商品好評価



（億円）
60
61
前回予想
4Q実績
▲ 1
▲ 8

売 上 高

営 業 利 益



（億円）
209
261
前期
当期
4
▲ 2

その他の主な施策

YAMAHA

■事業リストラによる収益力強化継続
- インバー材事業は予定どおり7月生産終了
- 寸座ビラは6月末にて営業終了
- キロロゴルフ場閉鎖（10月）
- AVフランス・アルザス工場、11月末にて生産終了・解散
- 熱電素子事業を事業開発本部内へ移管縮小

■年金基金代行分への対応
- 年金基金代行分返上決定

  将来分認可（11月）

  過去分認可は、05/3期予定

■転換社債243億円は予定通り、営業キャッシュフローから3月末に償還

2005/3期の業績予想枠組

YAMAHA

➢2005/3期は、新中期経営計画「YSD50」の初年度として、3年後の経営目標達成に向けた条件整備の期

概要

- 振幅の大きい半導体事業に依存しない経営体質の実現
  楽器事業の収益力向上　営業利益 105億円→140億円
- 半導体事業は、不透明な事業環境下、抑えた計画とする
  電子機器・金属事業　　営業利益 300億円→185億円
- 減損会計の早期適用
  リゾート資産他の減損　320億円　（特別損失）
- 年金基金代行分返上
  代行分に相当する退職給付債務（PBO）と年金資産の
  差額を利益計上　　195億円　（特別利益）
- レクリエーション事業の減価償却方法を定額法から定率法へ変更
  （営業利益への影響　▲15億円）

2005/3期 業績予想

YAMAHA

＜通 期＞ ＜1 Q＞ （億円）

	通期 04/3実績	通期 05/3予想	通期 伸び率	1Q 04/3実績	1Q 05/3予想	1Q 伸び率
売上高	5,395	5,530	+2.5%	1,261	1,343	+6.5%
営業利益（営業利益率）	451 (8.4%)	375 (6.8%)	▲16.9%	118 (9.4%)	119 (8.9%)	+0.8%
経常利益（経常利益率）	510 (9.5%)	400 (7.2%)	▲21.6%	134 (10.6%)	136 (10.1%)	+1.5%
当期利益（当期利益率）	435 (8.1%)	160 (2.9%)	▲63.2%	126 (10.0%)	▲192 (▲14.3%)	–
EPS（円）	210.6	77.6	–			
ROE（%）	18.4	6.0	–			

※1Q 05/3予想 当期利益：減損会計早期適用の影響含む

為替レート

		通期 04/3実績	通期 05/3予想	1Q 04/3実績	1Q 05/3予想
売上高	US$	113	110	118	110
	EUR	133	127	135	127
利益	US$	114	110	119	110
	EUR	129	127	124	127

2005/3期事業別売上高予想


通期予想
(億円)
1Q予想
レク他
電子機器・金属
リビング
AV・IT
楽　器
5,395
461
769
448
783
2,934
04/3
5,530 (+2.5%)
435 (▲5.6)
760 (▲1.2)
460 (+2.7)
860 (+9.8)
3,015 (+2.8)
05/3
(予想)
5,605 (+3.9%)
435
760
460
882 (+12.6)
3068 (+4.6)
05/3
[為替影響調整後]
1,261
111
169
113
142
726
04/3
1,343 (+6.5%)
100 (▲9.9)
202 (+19.5)
115 (+1.8)
177 (+24.6)
749 (+3.2)
05/3
(予想)
1,376 (+9.1%)
100
202
115
186 (+31.0)
773 (+6.5)
05/3
[為替影響調整後]
( )内は前期比

営業利益増減分析



（億円）
製造損益
為替損
営業
粗利益減
販管費増
451
+6
▲6
▲46
▲30
375
04/3営業利益
05/3営業利益
（予想）

2005/3期 事業別営業利益予想

YAMAHA

（億円）

	<通 期>			<1 Q>		
	04/3 実績	05/3 予想	+/▲	04/3 実績	05/3 予想	+/▲
楽器	105	140	+ 35	55	51	▲ 4
AV・IT	44	40	▲ 4	2	4	+ 2
リビング	15	15	0	4	5	+ 1
電子機器・金属	300	185	▲115	61	65	+ 4
レクリエーション	▲11	▲10	+ 1	▲ 4	▲ 7	▲ 3
その他	▲2	5	+ 7	0	1	+ 1
計	451	375	▲76	118	119	+ 1

※04/3との比較での為替影響は▲6億円
（楽器▲11億円、AV・IT＋5億円）

※1Qでの04/3との比較での為替影響は
＋4億円（楽器▲1億円、AV・IT＋5億円）

楽器事業

YAMAHA

■市場環境

・世界景気に明るさは見られるものの、依然不透明

・欧米、中国市場での中国メーカー台頭

（億円）



2,849
2,869
2,926
2,934
3015
音楽教室、仕入品、他
ヤマハ楽器
122
47
98
105
140
売上高
営業利益
01/3
02/3
03/3
04/3
05/3
（予想）

楽器事業施策（1）

YAMAHA

1）企画･開発力、ﾏｰｹﾃｨﾝｸﾞ力強化による商品の付加価値向上

- ● 高付加価値商品の開発
  - 技術シーズ活用により、顧客へ楽器の楽しさ、使い易さを提案
    エレクトーン「STAGEA」、「歌うトランペット」、「光るウクレレ」
  - 中高級モデル開発強化
    「ディスクラビアMarkⅣ」、管楽器「カスタムZシリーズ」
- ●アーティスト、専門家対策の強化
  - ニューヨークにピアノ･管楽器の新拠点（5月）、Web活用の推進

2）設備音響ビジネスの成長

- ミキサーを基軸にシステムソリューションの実現
- 中小SR（ライブ音響）設備市場向け商品ラインナップ強化
- 営業体制の強化
  販売網拡大による、米教会市場、日･欧ホール市場への販売深耕

楽器事業施策（2）

YAMAHA

3）中国市場における成長

●YMECによる一元的マーケティングの展開強化

- ヤマハ総合楽器店、ヤマハモデルショップの布石と展開、等流通チャネル拡充
- 現地生産立ち上げ軌道乗せと中国市場対応商品の導入
  蕭山製Qｼﾘｰｽﾞ管楽器（４月）、杭州ヤマハ製ｱｯﾌﾟﾗｲﾄﾋﾟｱﾉ（10月）
- ブランド訴求強化とヤマハ音楽教室の立ち上げ

4）国内市場の活性化

- 国内営業における販売の仕組を子ども・教育主体から、顧客に楽器演奏の楽しさを提供・提案するビジネスに転換（外販型から集客型へ）
- 普及・販売拠点への投資強化
  中期経営計画初年度29億円（3ヵ年で100億円）
- 今春発売「STAGEA」によるｴﾚｸﾄｰﾝへの若い世代の支持・参加獲得活動の展開
  TVCF継続、新イベントteen s JAM 拡大、Net活用企画の推進

楽器事業施策(3)

YAMAHA

5)製造改革の推進

●事業部ごとの個別改革から楽器事業全体最適へ転換し、シナジーを創出

- TPS活動…掛川工場を重要改革拠点に位置付け推進
- SCM改革…工場・営業が連携しTPSとの連動を図る
- 全体最適の内外製造拠点戦略策定

  … 海外生産による価格競争力強化

    コストハーフ管楽器(トランペット:中国、フルート・サックス:インドネシア)

    アップライトピアノ、ギター の中国杭州生産

- グローバルな資材・部材調達の推進

AV・IT事業

■市場環境

・デジタル化/ネットワーク化

・HTiB、DVD一体型システム商品市場拡大と低価格化進行

・コンポ市場縮小。特に中高級市場縮小



(億円)
1,002
952
837
783
860
CDR
AV他
39
30
32
44
40
売上高
営業利益
01/3
02/3
03/3
04/3
05/3(予想)

AV･IT重点施策

1. 既存事業で競争戦略の推進

- ･ホームシアター事業での成長
  - -ヤマハのコアコンピタンスを活かした“違い”の創出
  - -需要変化への対応
  - –薄型TVにマッチするAVレシーバー/スピーカー/システム商品開発
  - -音と映像のシステム提案
- ･企業/ SOHO向けルーターソリューションビジネスの拡大
- ･通信カラオケNo.1戦略推進

2. 新規事業開拓で成長戦略の推進

- ･MusicCAST/AV Stationでのネットワーク対応
- ･映像事業の推進/新規事業開拓
- ･協業/アライアンスの推進

電子機器・金属事業

➢05/3期の半導体事業は不透明。より慎重な計画



(億円)
432
66
366
43
606
193
769
300
760
185
売上高
営業利益
01/3
02/3
03/3
04/3
05/3(予想)

半導体事業

■市場環境

・2004年の世界の携帯電話販売台数は5.5億台（調査会社予想）と拡大継続

・特に、新興市場拡大。欧米では高機能化（カメラ付等）の動き

■重点施策

・携帯電話用音源LSIの更なる拡大と収益性の確保

アジア顧客（韓国、中国、台湾ODM）の高シェア維持

国内顧客の高シェア維持と海外モデルへの搭載率UP

アジアに続き欧州、北米でのSMAF配信拡大

・供給体制の維持

自社工場+外部委託先で需要対応

・アミューズメント用音源LSIシェア維持と画像LSIシェア拡大



（億円）
268
246
460
640
632
内、携帯電話用音源LSI
01/3
02/3
03/3
04/3
05/3
（予想）

電子金属事業

■市場環境

・デジタル家電の需要増に伴い、半導体、電子部品用材料市場拡大

■重点施策

・設備稼働率向上と品質歩留改善による収益力強化

・銅系コネクター事業の拡大


(億円)
164
(155)
119
(86)
145
(114)
129
(121)
128
( )内はインバーを除いた売上高
01/3
02/3
03/3
04/3
05/3
(予想)

リビング事業

YAMAHA

■市場環境

・業界はリフォーム需要に向けた動き活発化

■重点施策

・リフォーム事業強化
・差別化商品（機能、素材）提案による市場シェア拡大
・エア・ウォーター・エモト社との提携強化による増売



住宅着工
1,213
1,173
1,146
1174
持家＋戸建分譲
563
496
481
502

※国土省「住宅着工統計」



(億円)
売上高
営業利益
469
457
460
448
460
他
キッチン
浴室
83
173
213
9
64
175
218
10
69
177
214
5
67
172
209
15
63
174
223
15
01/3
02/3
03/3
04/3
05/3(予想)

※03/3より施工費をその他に含む

レクリエーション事業

■市場環境　・国内景気にやや明るさ見られるものの、一層の低価格化と本物志向進む

■重点施策　・地域と各施設の特色を活かした差別化提案による集客拡大
・施設の品質向上と安全のための投資は継続
・6施設の収益性を定期的にモニター



集客数
(万人)
186
200
196
192
194
(億円)
218
216
209
201
205
売上高
営業利益
▲13
▲17
▲11
▲11
▲10
01/3
02/3
03/3
04/3
05/3(予想)

その他事業

■市場環境
- ・部品事業は、完成品メーカーからのコストダウン圧力継続
- ・ゴルフは市場縮小する中で、競争激化

■重点施策
- ・携帯電話用Mg部品事業は顧客拡大による安定的な生産量確保と製造工程見直しにより、損益改善を目指す
- ・自動車用内装部品は商品開発力強化と新規顧客拡大がテーマ
- ・ゴルフ事業は、安定的収益確保のためのビジネスモデル確立



(億円)
売上高
営業利益
YFT他
ゴルフ
自動車部品
221
87
20
114
5
184
65
15
104
▲3
209
95
24
90
4
261
130
22
109
▲2
230
109
25
96
5
01/3
02/3
03/3
04/3
05/3(予想)

棚卸資産

- ➢前期末在庫は、予定どおりの水準まで圧縮
- ➢05/3期末在庫は、更に削減する計画



（億円）
843
801
721
681
仕掛品/材料
279
248
250
235
他製品
37
61
14
17
AV・IT
86
84
82
64
楽器
441
408
375
365
02/3
03/3
04/3
05/3
（予想）

＊他製品には、在庫評価減を含む

実質有利子負債

フリーキャッシュフロー



（億円）
186
114
395
211
02/3
03/3
04/3
05/3（予想）

実質有利子負債



転換社債
長短借入金 ―現預金
550
243
307
460
243
217
168
31
02/3末
03/3末
04/3末
05/3末（予想）

＊上記の他に

リゾート預託金残高	381	368	308	266

付属資料

国内楽器市場推移



国内楽器市場卸売上高推移
＜ｶﾃｺﾞﾘｰ別(除PA)＞
1200
1000
800
600
400
200
0
1,140
1,076
(94%)
1,084
(101%)
管楽器
弦打楽器
ｼﾝｾ 等
PK
電子ﾋﾟｱﾉ
電子ｵﾙｶﾞﾝ
ﾋﾟｱﾉ
03/3
04/3
05/3
(予想)



ヤマハ卸ベース売上高(除PA)
( )内は前期比
卸金額
(億円)
600
500
400
300
200
100
0
533
504
(95%)
540
(107%)
管楽器
弦打楽器
シンセ等
PK
電子ピアノ
電子ｵﾙｶﾞﾝ
ピアノ
03/3
04/3
05/3
(予想)

アメリカ楽器市場推移

米楽器市場卸売上高推移
<カテゴリー別(除PA)>


2000
1500
1000
500
0
1,906
1,893
(99%)
1,894
(100%)
管楽器
弦打楽器
シンセ 等
PK
電子ピアノ
電子オルガン
ピアノ
03/3
04/3
05/3
(予想)

( )内は前期比

ヤマハ卸ベース売上高(除PA)


卸金額
(百万＄)
500
400
300
200
100
0
418
450
(108%)
470
(104%)
管楽器
弦打楽器
シンセ 等
PK
電子ピアノ
ピアノ
03/3
04/3
05/3
(予想)

欧州楽器市場推移

欧州楽器市場卸売上高推移
<ｶﾃｺﾞﾘｰ別(除PA)>


1500
1000
500
0
1,438
1,430
(99%)
1,446
(101%)
管楽器
弦打楽器
ｼﾝｾ 等
PK
電子ﾋﾟｱﾉ
ﾋﾟｱﾉ
03/3
04/3
05/3
(予想)

(　)内は前期比

ヤマハ卸ベース売上高(除PA)


卸金額
(百万EURO)
500
400
300
200
100
0
372
374
(101%)
395
(106%)
管楽器
弦打楽器
ｼﾝｾ 等
PK
電子ﾋﾟｱﾉ
ﾋﾟｱﾉ
03/3
04/3
05/3
(予想)

ホームシアター市場規模
（ホームシアターシステム＋アンプ･レシーバー）

＜ホームシアターシステム＞



986
855
620
439
359
他
日本
欧州
北米
00
01
02
03
04
（予想）

＜AVアンプ･レシーバー＞



数量
（万台）
375
343
351
313
296
他
日本
欧州
北米
00
01
02
03
04
（予想）

AV ヤマハ マーケットシェア

〈日本〉



ホームシアターシステム
金額シェア(GfKJ)
20%
10%
0%
14%
11%
10%
01
02
03



AVアンプ：金額シェア(GfKJ)
40%
30%
20%
10%
0%
37%
31%
33%
39%
39%
00
01
02
03
04(1月)

〈アメリカ〉



ホームシアターシステム
金額シェア(INTELECT)
10%
5%
0%
7%
5%
6%
01
02
03



AVアンプ：金額シェア(INTELECT)
40%
30%
20%
10%
0%
24%
25%
24%
27%
33%
00
01
02
03
04(1月)

営業外損益、特別損益

（億円）

	03/3実績	04/3実績	05/3予想
営業外損益			
持分法利益	76	104	70
金融収支	▲14	▲10	▲6
その他	▲44	▲35	▲39
計	+18	+59	+25
特別損益			
固定資産処分損益	▲10	▲23	▲5
その他	▲102 ・投資有価証券損益▲80 ・事業撤退損 ▲23	▲12 ・総報酬制移行過年度社会保険料▲9 ・EC課徴金 ▲3	▲75 ・代行返上益 195 ・資産処分益等50 ・減損損失 ▲320
計	▲112	▲35	▲80
法人税他			
法人税等	41	35	154
少数株主持分	6	5	6
計	47	40	160

設備投資・減価償却費/研究開発費


設備投資・減価償却費
（億円）
その他
電子機器・金属
楽器/AV・IT
166
(187)
38
19
109
169
(176)
31
34
104
212
(175)
49
44
119
251
(213)
43
54
154
02/3
03/3
04/3
05/3（予想）


研究開発費
その他
電子機器・金属
楽器/AV・IT
225
21
38
166
224
22
32
170
225
22
34
169
230
22
40
168
02/3
03/3
04/3
05/3（予想）

予想貸借対照表

（億円）

	02/3末	03/3末	04/3末	05/3末
現預金	411	445	321	289
売上債権	718	791	787	790
棚卸資産	843	801	721	681
他流動資産	139	174	188	187
固定資産	2,986	2,916	3,070	2,802
資産計	5,097	5,127	5,087	4,749
仕入債務	369	395	399	394
借入金	718	661	489	320
転換社債	243	243	0	0
他負債	1,247	1,683	1,602	1,290
資本計	2,020	2,145	2,597	2,745
負債・資本計	5,097	5,127	5,087	4,749

＊他負債に少数株主持分を含む

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。

従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。

Exhibit 3

Analyst and Investor Briefing on the Fiscal Year Ended March 31, 2004

(April 1, 2003 to March 31, 2004)

May 7, 2004

YAMAHA CORPORATION

Overview of Performance in the Fiscal Year

YAMAHA

- The FY2004 was the last year of the Kando Creation 21 medium-term business plan. Regarding the plan's performance targets, the target for net sales was not attained, but the targets for profitability were greatly exceeded.

- New record-high levels of operating income and net income were recorded in each of the past two years.

Operating income	¥45.1 billion (¥32.0 million in FY2003)
Net income	¥43.5 billion (¥17.9 million in FY2003)

- Net sales increased in each of the past two years (+2.8%)
  - This mainly reflected a rise in semiconductor product sales centered on LSI sound chips for mobile phones

- The Company's financial position has been steadily strengthened.
  - Inventory assets at the fiscal year-end were ¥72.1 billion, down ¥8.0 billion from the previous fiscal year-end.
  - The actual balance of interest-bearing debt at the fiscal year-end was down ¥30.0 billion from the previous fiscal year-end.
    (Reduced during the year from ¥46.0 billion to ¥16.8 billion)

Performance in the Fiscal Year

YAMAHA

➢Year-on-year increases in both sales and profit

(Billions of Yen)

	FY2003	FY2004	Increase	9/2/2004 Projections	4Q Results
Net Sales	524.7	539.5	+14.8	542.0	124.2
Operating Income (Operating Income Ratio)	32.0 (6.1 %)	45.1 (8.4 %)	+13.1	45.5	0
Recurring Profit (Recurring Profit Ratio)	33.8 (6.4 %)	51.0 (9.5%)	+17.2	51.0	(0.2)
Net Income (Net Income Ratio)	17.9 (3.4 %)	43.5 (8.1%)	+25.6	44.0	(2.2)
EPS (Yen)	86.7	210.6	—		
ROE (%)	8.6	18.4	—		

Currency Exchange Rate

		03/3	04/3	FY2004 Projections	4Q Results
Net Sales	US$	122	113	114	107
	EUR	121	133	131	134
Operating Income	US$	122	114	115	108
	EUR	116	129	128	128

Breakdown of Operating Income/Loss

(Billions of Yen)



Decrease in Manufactur-ing Costs
Increase in SG&A Expenses
Increase in Gross Profit
Gain on Foreign Exchange
5.0
6.7
4.0
(2.6)
32.0
45.1
FY2003 Operating Income
FY2004 Operating Income

Operating Income by Business Segment in the Fiscal Year

YAMAHA

(Billions of Yen)

	FY2003	FY2004	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)	9/2/2004 Projections
Musical Instruments	9.8	10.5	+0.7	+2.3	(1.6)	12.0
AV/IT	3.2	4.4	+1.2	+2.7	(1.5)	4.0
Lifestyle-Related Products	0.5	1.5	+1.0		+1.0	1.0
Electronic Equipment and Metal Products	19.3	30.0	+10.7		+10.7	29.0
Recreation	(1.1)	(1.1)	0.0		0.0	(1.0)
Others	0.4	(0.2)	(0.6)		(0.6)	0.5
TOTAL	+32.0	+45.1	+13.1	+5.0	+8.1	45.5

*Actual operating loss for the year was ¥0.4 billion below the February projection. In the 4Q, the effect of exchange rates was a rise of ¥0.2 billion (¥0 billion in musical instruments and ¥0.2 billion in AV/IT). Thus, in real terms, operating loss was down ¥0.6 billion from the projection.

Musical Instruments

4Q Overview

Real net sales were 3.7% below the projection.

Inventory levels were reduced in line with the projection.

The strategic initial expansion of overseas content distribution business was achieved, and the Utaccha version of Chaku-uta service was begun in January.

In Japan, the STAGEA electone model with new functions was launched in March.

FY2004 Overview

Real growth of 0.9% achieved in net sales.

Smooth sales expansion in North America and Europe (real growth of 5%)

Steady sales growth in Asian countries, particularly in Korea, and the Middle East. Lingering effects of SARS restrained sales in China at a level below original expectations.

Profitability of content business impacted by intensifying competition in Japan.

Moving forward with strategic business development activities aimed at responding to demand among adults in Japan.



(Billions of Yen)
68.2
65.6
Projections
4Q Results
(3.2)
(4.7)

Sales

Operating Income/Loss



(Billions of Yen)
292.6
293.4
9.8
10.5
FY2003
FY2004

AV/IT

4Q Overview

Real net sales were 4.5% below the projection.

Router and online karaoke sales continued to grow smoothly

Inventory levels were slightly higher than the projection.

FY2004 Overview

Real net sales decreased 7.2%; however, if the effect of discontinuing business in CD/R-RW drives were excluded, real sales grew 1.7%.

Withdrawal from CD/R-RW drive business and exchange rate gains boosted profitability.

Manufacturing facility in Suzhou, China, began operating on schedule.



(Billions of Yen)
20.2
19.5
Projections
4Q Results
(0.6)
(0.2)

Sales

Operating Income/Loss



(Billions of Yen)
83.7
78.3
3.2
4.4
FY2003
FY2004

Lifestyle-Related Products

4Q Overview

Real net sales were in line with the projection. Profitability improved owing to such factors as manufacturing unit cost reductions.

Products developed in cooperation with Air Water Emoto Co., Ltd., were launched in February and have been received well in the market.


(Billions of Yen)
9.8
9.6
Projections
4Q Results
(0.7)
(0.2)

Sales

Operating Income/Loss

FY2004 Overview

Although sales decreased, manufacturing cost reductions and other factors greatly improved profitability.

The benefits of alliances are gradually emerging.

Capabilities for remodeling-related business were strengthened through the expansion of show-room facilities and other measures.


(Billions of Yen)
46.0
44.8
0.5
1.5
FY2003
FY2004

Electronic Equipment and Metal Products

4Q Overview

Operations in semiconductors and electronic metals remained strong during the 4Q.

FY2004 Overview

In semiconductors, sales of LSI sound chips for mobile phones remained strong, particularly in China and Korea.

Electronic metals became profitable following the discontinuation of unprofitable invar operations. The reduction of manufacturing unit costs progressed steadily.



(Billions of Yen)
17.5
5.2
18.4
6.2
Projections
4Q Results

Sales

Operating Income



(Billions of Yen)
60.6
19.3
76.9
30.0
FY2003
FY2004

Recreation

4Q Overview

Kiroro resort revenues were below projection due to insufficiency of snowfall.

Other facilities generally recorded favorable performance trends.



(Billions of Yen)
5.0
5.1
Projections
4Q Results
(0.2)
(0.3)

Sales

Operating Loss

FY2004 Overview

Sales decreased, reflecting the closure of Sunza Villa and a continued downtrend in unit prices.

The decline in sales led to a drop in gross profit that was only partially offset by rationalization benefits. Thus, an operating loss was recorded that was comparable to the previous year.



(Billions of Yen)
20.9
20.1
FY2003
FY2004
(1.1)
(1.1)

Others

4Q Overview

Sales were approximately in line with the projection.

Spending decreased considerably owing to a decrease in production of magnesium components for mobile phones and to the disposal of inventories.

FY2004 Overview

Sales surged 25% owing to a rise in the production of automobile interior components and magnesium components for mobile phones.

Manufacturing yields for magnesium components for mobile phones did not improve, however, necessitating the disposal of inventories. This reduced profitability.

In the golf business, YAMAHA is raising the profile of its brand image by adding new products to its "inpres" series.



(Billions of Yen)
6.0
6.1
Projections
4Q Results
(0.1)
(0.8)

Sales

Operating Loss



(Billions of Yen)
20.9
26.1
FY2003
FY2004
0.4
(0.2)

Other Priority Measures

YAMAHA

■ Continuing to Boost Profitability through Business Restructuring

- Invar materials manufacturing operations discontinued on schedule in July 2003
- Closure of Sunza Villa in June 2003
- Closure of Kiroro golf course in October 2003
- Liquidation of France-based subsidiary Yamaha Electronique Alsace S.A., which discontinued manufacturing operations at the end of November 2003
- Scaleback and shift of thermoelectric element operations to within the Business Development Division

■ Response Regarding the Substitutional Portion of the Pension Fund

- Decision to return the substitutional portion to the government

  Approval for future portion received in November 2003

  Approval for past portion expected to be received in February 2005

■ Cash flow from operating activities used to redeem ¥24.3 billion in convertible bonds at the end of March 2004 as scheduled

Forecasts of Business Performance in FY2005

YAMAHA

➢ FY2005 is the first year of the new medium-term business plan, YSD50, which sets management goals to be attained in FY2007. FY2005 is a period for establishing the fundamental capabilities needed to attain those goals.

Overview

- Establishing a profit structure not overly dependent on semiconductor operations, which are subject to considerable performance fluctuations

  Increase the profitability of musical instrument operations, boosting segment operating income from ¥10.5 billion to ¥14.0 billion

- Maintaining a prudent course in semiconductor operations in light of the difficulty of predicting trends in the related operating environment

  Raise electronic equipment and metal products segment operating income from ¥30.0 billion to ¥18.5 billion

- Appropriately and expeditiously realizing potential losses on impaired assets

  Realize losses in resort and other operations amounting to ¥32.0 billion (extraordinary loss)

- Returning the substitutional portion of the pension fund

  Recording the difference between related projected benefit obligations (PBO) and pension fund assets will result in a gain of ¥19.5 billion (extraordinary profit)

- Changing the depreciation method used for recreation operations from the straight-line method to the declining-balance method will result in an effect on operating loss of ¥1.5 billion

Forecasts of Business Performance in FY2005

YAMAHA

<Full Year> <1Q> (Billions of Yen)

	Full Year FY2004 Results	Full Year FY2005 Forecasts	Full Year Increase/(Decrease)	1Q FY2004 Results	1Q FY2005 Forecasts	1Q Increase/(Decrease)
Net Sales	539.5	553.0	+2.5%	126.1	134.3	+6.5%
Operating Income (Operating Income Ratio)	45.1 (8.4%)	37.5 (6.8%)	(16.9)%	11.8 (9.4%)	11.9 (8.9%)	+0.8%
Recurring Profit (Recurring Profit Ratio)	51.0 (9.5%)	40.0 (7.2%)	(21.6)%	13.4 (10.6%)	13.6 (10.1%)	+1.5%
Net Income (Net Income Ratio)	43.5 (8.1%)	16.0 (2.9%)	(63.2)%	12.6 (10.0%)	(19.2) ((14.3)%)*	—

	FY2004 Results	FY2005 Forecasts	Increase/(Decrease)
EPS (Yen)	210.6	77.6	—
ROE (%)	18.4	6.0	—

*Includes impact of impaired assets

Currency Exchange Rate		Full Year FY2004	Full Year FY2005 Forecasts	1Q FY2004	1Q FY2005 Forecasts
Net Sales	US$	113	110	118	110
	EUR	133	127	135	127
Operating Income	US$	114	110	119	110
	EUR	129	127	124	127

Forecasts of Net Sales by Business Segment



YAMAHA
(Billions of Yen)
Full Year
1Q
Recreation & Others
Electronic Equipment and Metal Products
Lifestyle-Related Products
AV/IT
Musical Instruments
539.5
46.1
76.9
44.8
78.3
293.4
FY2004
553.0 (+2.5%)
43.5 (-5.6)
76.0 (-1.2)
46.0 (+2.7)
86.0 (+9.8)
301.5 (+2.8)
FY2005 (Projections)
560.5 (+3.9%)
43.5
76.0
46.0
88.2 (+12.6)
306.8 (+4.6)
FY2005 Projections after translation adjustment
126.1
11.1
16.9
11.3
14.2
72.6
FY2004
134.3 (+6.5%)
10.0 (-9.9)
20.2 (+19.5)
11.5 (+1.8)
17.7 (+24.6)
74.9 (+3.2)
FY2005 (Projections)
137.6 (+9.1%)
10.0
20.2
11.5
18.6 (+31.0)
77.3 (+6.5)
FY2005 Projections after translation adjustment

*Figures in parentheses represent changes from the previous period.

Breakdown of Operating Income



(Billions of Yen)
45.1
Decrease in Manufactur-ing Costs
0.6
Loss on Foreign Exchange
(0.6)
Decrease in Gross Profit
(4.6)
Increase in SG&A Expenses
(3.0)
37.5
FY2004 Operating Income
FY2005 Operating Income (Projection)

Forecasts of Operating Income by Business Segment

YAMAHA

(Billions of Yen)

<Full Year>

	FY2004	FY2005 (Projections)	Increase/ (Decrease)
Musical Instruments	10.5	14.0	+3.5
AV/IT	4.4	4.0	(0.4)
Lifestyle-Related Products	1.5	1.5	0.0
Electronic Equipment and Metal Products	30.0	18.5	(11.5)
Recreation	(1.1)	(1.0)	+0.1
Others	(0.2)	0.5	+0.7
TOTAL	45.1	37.5	(7.6)

* Compared with FY2004, the effect of exchange rate fluctuations is projected to be minus ¥0.6 billion (minus ¥1.1 billion for the musical instrument segment and plus ¥0.5 billion for the AV/IT segment).

<1Q>

	FY2004	FY2005 (Projections)	Increase/ (Decrease)
Musical Instruments	5.5	5.1	(0.4)
AV/IT	0.2	0.4	+0.2
Lifestyle-Related Products	0.4	0.5	+0.1
Electronic Equipment and Metal Products	6.1	6.5	+0.4
Recreation	(0.4)	(0.7)	(0.3)
Others	0.0	0.1	+0.1
TOTAL	11.8	11.9	+0.1

* Compared with FY2004, the effect of exchange rate fluctuations is projected to be plus ¥0.4 billion (minus ¥0.1 billion for the musical instrument segment and plus ¥0.5 billion for the AV/IT segment).

Musical Instruments

■Market Environment

Despite some positive trends, predicting future trends in the global economy remains difficult

Emergence of Chinese manufacturers in North American and Chinese markets



(Billions of Yen)
284.9
286.9
292.6
293.4
301.5
Music schools, etc.
YAMAHA Musical instruments
12.2
4.7
9.8
10.5
14.0
Sales
Operating Income
FY2001
FY2002
FY2003
FY2004
FY2005 (Projections)

Measures for Musical Instruments (1)

YAMAHA

1. **Increasing products added value by strengthening capabilities for planning/development and marketing**

- **Developing high-value-added products**

  Leveraging technological seeds to offer customers new products that afford greater enjoyment and are even better to play

  Augmenting capabilities for developing middle range/high-end products

  Disklavier Mark IV, Custom Z series of wind instruments

- **Bolstering approach to artists and specialists**

  Open new base in New York City for piano and wind instrument operations (May 2004), greater use of Internet websites

2. **Growing business in professional audio equipment**

   Realizing mixer-centered system solutions

   Augmenting the lineup of medium- and small-scale professional audio and digital mixing products for the digital live sound and installation market

   Strengthening the marketing system

   Expanding the marketing network to more proactively develop the ecclesiastical market in the United States and the concert hall markets in Japan and Europe

Measures for Musical Instruments (2)

YAMAHA

3. Expanding operations in Chinese markets

- Unifying and strengthening marketing operations under holding company Yamaha Music & Electronics (China) Co., Ltd. (YMEC)
  - Creating and expanding the Yamaha Model Shops network of comprehensive Yamaha musical instrument retail stores, and taking other measures to broaden distribution channels
  - Getting local manufacturing operations under way and smoothly expanding as well as launching products designed to meet local needs
    - Q series wind instrument production begun at the Xiaoshan plant (April 2004), Hangzhou Yamaha Musical Instruments Co., Ltd., to begin upright piano manufacturing (October 2004)
  - Strengthening the local appeal of the Yamaha brand and establishing music schools

4. Increasing the dynamism of domestic operations

- Adjusting domestic marketing operations by shifting emphasis from children and schools to giving greater emphasis to business that provides and promotes customers enjoyment of instrumental performances
- Increasing investment in promotional and marketing bases
  - Medium-term plan calls for ¥2.9 billion of investment in first year (¥10.0 billion over three years)
- Using the electronic organ STAGEA (launched this spring) to expand support for and use of electronic organs among the younger generation
  - Continuing television commercial film programs, expanding the new "teen's JAM" event program, promoting network utilization plans

Measures for Musical Instruments (3)

5. Promoting Manufacturing Reforms

- Shifting from individual reform programs for each business department to a comprehensive manufacturing optimization program for all musical instrument operations, thereby eliciting synergistic benefits
  - Toyota Production System (TPS) lean manufacturing systems: promoting implementation through a key reform program at the Kakegawa factory
  - Supply Chain Management (SCM): working to ensure the coordination of factory and marketing units regarding TPS operations
  - Drafting of a comprehensive optimization strategy program for all internal and external manufacturing bases
    - Boosting price-competitiveness through use of overseas manufacturing bases
      - Cost-halving products for wind instruments (manufacturing trumpets in China and flutes and saxophones in Indonesia)
      - Manufacturing upright pianos and guitars in Hangzhou, China
  - Promoting global procurement programs for materials and components

AV/IT

■ Market Environment

- Increasing use of digital and networking technologies
- Expanding market for integrated HTiB/DVD systems and decreasing prices
- Shrinking of audio component product market, with particular shrinking of the market for middle range/high-end products



(Billions of Yen)
CDRs
AV and others
100.2
3.9
95.2
3.0
83.7
3.2
78.3
4.4
86.0
4.0
Sales
Operating Income
FY2001
FY2002
FY2003
FY2004
FY2005
(Projections)

Key Measures for AV/IT

YAMAHA

1. Promoting strategies for boosting competitiveness in existing businesses
   - Expanding home theater operations
     - Leveraging YAMAHA's core competencies to create distinctive products
     - Responding to changes in demand
     - Developing AV receivers, speakers, and systems that harmonize with flat-screen televisions
     - Proposing sound/video systems
   - Expanding router solutions business aimed at the enterprise and SOHO markets
   - Implementing strategies for being the top company in the online karaoke market

2. Promoting growth strategies for developing new businesses
   - Responding to network developments associated with MusicCAST/AV Station
   - Promoting growth in video business and development of new businesses
   - Promoting collaborations and alliances

Electronic Equipment and Metal Products

- Maintaining a prudent course in business plans in light of the difficulty of predicting FY2005 trends in semiconductor operations.



(Billions of Yen)
43.2
6.6
36.6
4.3
60.6
19.3
76.9
30.0
76.0
18.5
Sales
Operating Income
FY2001
FY2002
FY2003
FY2004
FY2005
(Projections)

Semiconductors

■Market Environment

The number of mobile phones sold worldwide during 2004 is expected to surpass 550 million (projection by market survey company), and the market appears set for further expansion

Particular expansion is projected for emerging markets, while European and North American markets should shift to high-performance models (phones with camera functions, etc.)

■Priority Policies

Further expanding LSI sound chip operations while securing related profitability

- Maintaining a high share of customers in Asian markets (Korea, China, Taiwan ODM)
- Maintaining a high market share with domestic customers and increasing the share of overseas models with the Company's sound chips installed
- Continuing on from Asia using SMAF (Synthetic music Mobile Application Format) as a lever for strengthening sales in Europe and the United States

Maintaining strong supply systems

- Responding to demand using the Company's own factories as well as outside contractors

Maintaining market share in LSI sound chips for amusement devices and recovering market share in LSI chips for imaging products


(Billions of Yen)
26.8
24.6
46.0
64.0
63.2
Mobile phone sound source chips
FY2001
FY2002
FY2003
FY2004
FY2005
(Projections)

Electronic Metal Products

YAMAHA

■Market Environment

Increasing demand related to digital home appliances has expanded the markets for semiconductors and electronic components.

■Priority Policies

Augmenting profitability by increasing facility utilization rates and improving production yields of flawless products

Expanding copper connector business



(Billions of Yen)
16.4
(15.5)
11.9
(8.6)
14.5
(11.4)
12.9
(12.1)
12.8
(Figures in parentheses exclude invar sales)
FY2001
FY2002
FY2003
FY2004
FY2005
(Projections)

Lifestyle-Related Products

YAMAHA

■Market Environment

The industry is increasingly proactive in addressing renovation-related demand

■Priority Policies

Strengthening renovation-related operations

Expanding market share by offering highly differentiated products (distinctive functions and materials)

Boosting sales though increased cooperation with Air Water Emoto Co., Ltd.



New housing construction starts
Owner- and developer-built single-family housing
1,213
1,173
1,146
1174
563
496
481
502
(thousand)

* Source: Ministry of Land, Infrastructure and Transport, *Housing Construction Start Statistics (Jutaku Chakko Tokei)*



(Billions of Yen)
Sales
Operating Income
Others
System Kitchens
Bathrooms
46.9
8.3
17.3
21.3
0.9
45.7
6.4
17.5
21.8
1.0
46.0
6.9
17.7
21.4
0.5
44.8
6.7
17.2
20.9
1.5
46.0
6.3
17.4
22.3
1.5
FY2001
FY2002
FY2003
FY2004
FY2005
(Projections)

* From FY2003 installation expense is included in "others."

Recreation

■ Market Environment

Despite some positive developments in the domestic economy, the trends of falling prices and growing desire for authentic cultural experiences are expected to continue.

■ Priority Policies

Expanding the clientele through a differentiation strategy involving emphases on the special characteristics of facilities and their localities

Maintain investments aimed at improving the quality and ensuring the safety of facilities

Regular periodic monitoring of the profitability of the six individual facilities



Number of customers (thousand people)
1,860
2,000
1,960
1,920
1,940
(Billions of Yen)
Sales
Operating Income
21.8
21.6
20.9
20.1
20.5
(1.3)
(1.7)
(1.1)
(1.1)
(1.0)
FY2001
FY2002
FY2003
FY2004
FY2005
(Projections)

Others

YAMAHA

■ Market Environment

Component operations will continue to face cost-reduction pressures from makers of finished products

Competition in the golf product market is intensifying as the market shrinks.

■ Priority Policies

Expanding the customer base for magnesium components for mobile phones and thereby increasing the stability of production volume while also reevaluating production processes to improve profitability

Strengthening product development capabilities for automobile interior components and fittings and expanding business with new customers

Establishing a new business model for golf business that promotes stable profitability



(Billions of Yen)
Other Businesses by Yamaha Fine Technologies Co., Ltd.
Golf Club
Automobile Interior Components
22.1
8.7
2.0
11.4
0.5
18.4
6.5
1.5
10.4
(0.3)
20.9
9.5
2.4
9.0
0.4
26.1
13.0
2.2
10.9
(0.2)
23.0
10.9
2.5
9.6
0.5
Sales
Operating Income
FY2001
FY2002
FY2003
FY2004
FY2005
(Projections)

Inventories

YAMAHA

- Inventory levels at the end of FY2004 were reduced according to plan
- Plans call for further reducing inventory levels by the end of FY2005


(Billions of Yen)
84.3
80.1
72.1
68.1
Goods in Process/ Materials
Other Products
AV/IT Products
Musical Instruments
27.9
3.7
8.6
44.1
24.8
6.1
8.4
40.8
25.0
1.4
8.2
37.5
23.5
1.7
6.4
36.5
FY2002
FY2003
FY2004
FY2005
(Projections)

* The "other product" category includes inventory valuation reductions.

Interest-Bearing Liabilities (Actual Balance)

YAMAHA

(Billions of Yen)


Free Cash Flows
18.6
11.4
39.5
21.1
FY2002
FY2003
FY2004
FY2005 (Projected)
Interest-Bearing Liabilities
Convertible bonds
Long- and short-term borrowings, less cash and deposits
55.0
46.0
24.3
24.3
30.7
21.7
16.8
3.1
As of March, 31, 2002
As of March, 31, 2003
As of March, 31, 2004
As of March, 31, 2005 (Projected)

Not included in above

Balance of resort security deposits	38.1	36.8	30.8	26.6

Appendix

Domestic Musical Instrument Market

Wholesale Price Basis (Billions of Yen)

Wholesale Sales Market By Category, excluding PA



120
100
80
60
40
20
0
114.0
107.6
(94%)
108.4
(101%)
Portable keyboards
Wind Instruments
String & Percussion
Synthesizers & others
Electronic Pianos
Electronic organs
Pianos
FY2003
FY2004
FY2005
(Projections)

YAMAHA s Wholesale Sales, excluding PA



60
50
40
30
20
10
0
53.3
50.4
(95%)
54.0
(107%)
Portable keyboards
Wind Instruments
String & Percussion
Synthesizers & others
Electronic Pianos
Electronic organs
Pianos
FY2003
FY2004
FY2005
(Projections)

* Figures in parentheses indicate total as a percentage of the previous period s results.

Musical Instrument Market in the U.S.

Wholesale Price Basis (Billions of Yen)

Wholesale Sales Market By Category, excluding PA


2000
1500
1000
500
0
1,906
1,893
(99%)
1,894
(100%)
Wind Instruments
String & Percussion
Synthesizers & others
Portable keyboards
Electronic Pianos
Electronic organs
Pianos
FY2003
FY2004
FY2005
(Projections)

YAMAHA s Wholesale Sales, excluding PA


500
400
300
200
100
0
418
450
(108%)
470
(104%)
Wind Instruments
String & Percussion
Synthesizers & others
Portable keyboards
Electronic Pianos
Pianos
FY2003
FY2004
FY2005
(Projections)

* Figures in parentheses indicate total as a percentage of the previous period s results.

Musical Instrument Market in Europe

Wholesale Price Basis (Billions of Yen)

Wholesale Sales Market By Category, excluding PA



1500
1000
500
0
1,438
1,430
(99%)
1,446
(101%)
Wind Instruments
String & Percussion
Synthesizers & others
Portable keyboards
Electronic Pianos
Pianos
FY2003
FY2004
FY2005
(Projections)

YAMAHA s Wholesale Sales, excluding PA



500
400
300
200
100
0
372
374
(101%)
395
(106%)
Wind Instruments
String & Percussion
Synthesizers & others
Portable keyboards
Electronic Pianos
Pianos
FY2003
FY2004
FY2005
(Projections)

* Figures in parentheses total as a percentage of the previous period s results.

Scale of Global Market for Home Theater Products

(Million Units)

(Home theater systems + amplifiers/receivers)



<Home theater systems >
3.59
4.39
6.2
8.55
9.86
Others
Japan
Europe
North America
2000
2001
2002
2003
2004 (Projections)



<Amplifiers/receivers>
3.75
3.43
3.51
3.13
2.96
Others
Japan
Europe
North America
2000
2001
2002
2003
2004 (Projections)

YAMAHA s AV Amplifier Market Share

〈Japan〉


Home theater systems:
Share of Total Sales Volume (GfKJ)
20%
10%
0%
14%
11%
10%
2001
2002
2003


Amplifiers: Share of Total Sales Volume (GfKJ)
40%
30%
20%
10%
0%
37%
31%
33%
39%
39%
2000
2001
2002
2003
2004 (Jan)

〈U.S.〉


Home theater systems:
Share of Total Sales
Volume (INTELECT)
10%
5%
0%
7%
5%
6%
2001
2002
2003


Amplifiers: Share of Total Sales Volume (INTELECT)
40%
30%
20%
10%
0%
24%
25%
24%
27%
33%
2000
2001
2002
2003
2004 (Jan)

Non-Operating Income (Loss)/Extraordinary Income (Loss)

(Billions of Yen)

Non-Operating Income	FY2003	FY2004	FY2005 (Projections)
Equity method income	7.6	10.4	7.0
Net financial expenses	(1.4)	(1.0)	(0.6)
Other	(4.4)	(3.5)	(3.9)
Total	+ 1.8	+ 5.9	+2.5

Extraordinary Income	FY2003	FY2004	FY2005 (Projections)
Income from (loss on) disposal of fixed assets	(1.0)	(2.3)	(0.5)
Other	(10.2)	(1.2)	(7.5)
			(8.0)
Total	(11.2)	(3.5)	

FY2003 Other: Loss on revaluation of investment securities (8.0); Structural reform expenses (2.3)

FY2004 Other: Social insurance fees for previous years payable upon transition to comprehensive remuneration system (0.9); Payment of European Commission fines (0.3)

FY2005 Other: Gain on return of substitutional portion of pension plan(19.5); Gain on disposal of assets etc.(5.0); Loss on impaired assets (32.0)

Corporate Income Tax and Other Expenses	FY2003	FY2004	FY2005 (Projections)
Corporate income tax, etc.	4.1	3.5	15.4
Minority interests in consolidated subsidiaries	0.6	0.5	0.6
Total	4.7	4.0	16.0

Capital Investments/ Depreciation and Amortization/R&D Expenses


Capital Investments/ Depreciation and Amortization
(Billions of Yen)
Others
Electronic Equipment and Metals
Musical Instruments/AV/IT
16.6
(18.7)
3.8
1.9
10.9
16.9
(17.6)
3.1
3.4
10.4
21.2
(17.5)
4.9
4.4
11.9
25.1
(21.3)
4.3
5.4
15.4
FY2002
FY2003
FY2004
FY2005 (Projections)


R&D Expenses
Others
Electronic Equipment and Metals
Musical Instruments/AV/IT
22.5
2.1
3.8
16.6
22.4
2.2
3.2
17.0
22.5
2.2
3.4
16.9
23.0
2.2
4.0
16.8
FY2002
FY2003
FY2004
FY2005 (Projections)

Balance Sheet Summary

(Billions of Yen)

	As of March 31, 2002	As of March 31, 2003	As of March 31, 2004	As of March 31, 2005
Cash and Bank Deposits	41.1	44.5	32.1	28.9
Accounts and Notes Receivable	71.8	79.1	78.7	79.0
Inventories	84.3	80.1	72.1	68.1
Other Current Assets	13.9	17.4	18.8	18.7
Fixed Assets	298.6	291.6	307.0	280.2
Total Assets	509.7	512.7	508.7	474.9
Accounts and Notes Payable	36.9	39.5	39.9	39.4
Short-and Long-Term Borrowings	71.8	66.1	48.9	32.0
Convertible Bonds	24.3	24.3	0	0
Other Liabilities*	124.7	168.3	160.2	129.0
Shareholders Equity	202.0	214.5	259.7	274.5
Total Liabilities and Shareholders Equity	509.7	512.7	508.7	474.9

*Other liabilities include minority interests

In this report, the figures forecast for the Company s future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.

Exhibit 4

２００４年5月7日

報道関係各位

ヤマハ株式会社

（参考資料）２００４年３月期決算の概要と
２００５年３月期の業績予想について

□２００４年３月期決算の概要　—２期連続の増収、営業利益・経常利益・当期純利益は過去最高—

当社の２００４年３月期連結売上高は、中核事業である楽器事業が微増、AV・IT事業が不採算事業（PC用CD-R/RWドライブ事業）からの撤退により減収となったものの、電子機器・電子金属事業は携帯電話用音源LSIが大幅に伸長し、全体では、第３四半期発表時の前回予想数値に若干未達ながら、５，３９５億円
（前期比2.8%増）と２期連続の増収となりました。

損益は、電子機器・電子金属事業が大幅に増益になったことに加え、楽器、AV・IT、リビングの各事業が増益となり、連結営業利益４５１億円（前期比40.6%増）、連結経常利益５１０億円（同50.8%増）、連結当期純利益４３５億円（同142.6%増）といずれも２期連続の増益、ならびに１９７８年の連結決算開示
以来の過去最高益となりました。

□事業セグメント別の売上高・営業利益の状況

・楽器事業　売上高　２，９３４億円（前期比0.3%増）　営業利益　１０５億円（同7.0%増）

海外売上が増加したものの、国内売上の不振により、売上全体では前期比微増に留まりました。商品別では、ピアノは欧州市場で伸長しましたが、国内、北米で減少、電子楽器ではポータブルキーボード、クラビノーバが総じて堅調に推移しました。また設備用音響機器は米国市場で伸長しました。

・AV・IT事業　売上高　７８３億円（同6.5%減）　営業利益　４４億円（同35.9%増）

ホームシアターシステムや中高級アンプ・レシーバーが伸長、情報通信機器でも企業向けルーターが好評を博しましたが、昨年３月のPC用CD-R/RW ドライブ事業からの撤退により減収となりました。損益は、上記不採算事業からの撤退等により改善しました。

・リビング事業　売上高　４４８億円（同2.8%減）　営業利益　１５億円（同216.5%増）

主力のシステムバスは新商品が高い評価を得ましたが、システムキッチンが競争激化もあり減収となった

ことから、全体では減収となりました。損益は、前期に引き続き継続したコストダウンの実施により改善しました。

・電子機器・電子金属事業　売上高　７６９億円（同27.0%増）営業利益３００億円（同55.7%増）

半導体は、携帯電話用音源LSIが、堅調な国内需要に加え、中国、韓国市場向け需要の増大により、大幅に売上を伸ばしました。その他の半導体では、アミューズメント用LSIが伸長しました。電子金属事業は、デジタル家電向け銅系合金の伸長はあったものの、インバー材事業からの撤退により前期比減収となりましたが、損益では、コストダウンや上記不採算事業からの撤退により改善しました。

尚、セグメント全体では、前期比増収増益となりました。

・レクリエーション事業　売上高２０１億円（同3.8%減）営業損失１１億円（前期も同額の営業損失）

売上高は、昨年６月の「寸座ビラ」の閉鎖、及び暖冬による「キロロリゾート」のスキー客の落ち込みなどにより、前期に比べ減収となりました。損益は、ほぼ前年並みの損失となりました。

・その他事業　売上高　２６１億円（同24.4%増）　営業損失２億円（前期は3.6億円の営業利益）

ゴルフ事業は、国内では新商品の投入で順調に推移したものの、海外の減少により、全体としては減収となりました。FA・金型部品事業では、携帯電話用マグネシウム部品やリークテスター等が伸長しました。

また、自動車用内装部品事業も、採用車種のモデルチェンジと受注が好調なことから、売上を伸ばしました。一方、損益は、主としてFA・金型部品事業の損益が悪化したことなどから、営業損失となりました。

□ヤマハ株式会社単独の業績　―単独も各利益は過去最高―

ヤマハ株式会社単独業績については、第３四半期業績発表時のほぼ予想通り、売上高は３．４５４億円

（前期比3.4%増）、利益については営業利益２７０億円（同23.1%増）経常利益２８１億円（同26.6%増）、当期純利益２５６億円（同231.9%増）といずれも上場以来の過去最高益となりました。

□２００５年３月期業績予想について　―連結では増収減益を予想―

２００５年３月期は、中期経営計画「ＹＳＤ５０」の初年度として持続的・安定的な高収益構造の確立をめざし、楽器事業の収益性向上に注力します。連結業績予想は、売上高は５，５３０億円と増収を見込むものの、損益は、携帯電話用音源LSIについて競争激化による影響等を見込んでいることもあり、営業利益　３７５億円、経常利益４００億円といたします。また、当期純利益につきましては、厚生年金基金の代行部分返上益等の増益要因はあるものの、固定資産の減損会計の早期適用により１６０億円の予想といたします。

単独業績については、売上高３，４５０億円、営業利益２１０億円、経常利益２２０億円、当期純利益
５億円を予想します。

注）文章中の売上高、損益の数値は、原則億円未満四捨五入で記載しております。
また、（　）内は原則前期比増減率です。

以上

ヤマハ株式会社　広報部　〒108-8568東京都港区高輪2-17-11　Tel 03-5488-6601

Exhibit 4

May 7, 2004

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo stock exchange)

Overview of Results for the Fiscal Year Ended March 31, 2004 and Outlook for the Fiscal Year Ending March 31, 2005

(Supplementary Data)

Consolidated Results: for the Fiscal Year Ended March 31, 2004 (FY2004) —A Second Consecutive Year of Growth in Net Sales along with New Record High Levels of Operating Income, Recurring Profit, and Net Income

For the fiscal year ending March 31, 2004 (FY2004), YAMAHA recorded consolidated net sales of ¥539.5 billion, up 2.8% from the previous fiscal year. Although the level of sales is somewhat below the level of the Company's most recent projection, announced during the 3rd quarter, this was the second consecutive year of net sales growth. Sales in YAMAHA's core musical instrument business increased only slightly and sales in the AV/IT segment were down owing to such factors as the Company's withdrawal from business in PC-use CD-R/Ws. However, those trends were offset by a large surge in sales of LSI sound source chips for mobile phones in the electronic equipment and metal products segment.

The profitability of the electronic equipment and metal products segment improved considerably, and profitability increases were also achieved in the musical instrument, AV/IT, and lifestyle-related products segments. Consequently, consolidated operating income was ¥45.1 billion (up 40.6%), consolidated recurring profit was ¥51.0 billion (up 50.8%), and consolidated net income was ¥43.5 billion (up 142.6%). This was the second consecutive year of rise in all three of these profitability indicators, which reached the highest levels the Company has attained since it began preparing consolidated accounts in 1978.

Net Sales and Operating Income by Business Segment

Musical Instruments — segment sales amounted to ¥293.4 billion (up 0.3%), and operating income totaled ¥10.5 billion (up 7.0%).

Sales of musical instruments increased in overseas markets but continued to be weak in Japan and therefore flat overall. Regarding products, sales of pianos grew in European markets but decreased in Japan and North America. Regarding electronic instruments, strong sales were recorded of such products as portable keyboards and electronic pianos, and sales of professional

audio equipment grew in the U.S. market.

AV/IT — segment sales totaled ¥78.3 billion (down 6.5%), but operating income grew to ¥4.4 billion (up 35.9%).

Sales of home theater products and medium-to-top-level amplifier-receivers grew. Although sales of enterprise-use routers were strong, overall sales were down owing to the Company's withdrawal from the PC-use CDR-RW drive business in March 2003. Profitability improved due to such factors as the discontinuation of the unprofitable business just mentioned.

Lifestyle-Related Products — segment sales totaled ¥44.8 billion (down 2.8%), while operating income surged to ¥1.5 billion (up 216.5%).

Sales of mainstay system bathroom products were strong, reflecting the high evaluation of newly launched products; however, sales of system kitchen products were relatively weak, slightly depressing overall sales. Profitability was improved through the continuation of cost reduction measures initiated in the previous fiscal year.

Electronic Equipment and Metal Products—segment sales totaled ¥76.9 billion (up 27.0%), and operating income amounted to ¥30.0 billion (up 55.7%).

In semiconductors, sales of LSI sound chips for mobile phones grew considerably owing to strong demand in Japan as well as rising demand in South Korea and China. Regarding other semiconductor products, sales of LSI chips for amusement equipment increased. In electronic metals products, sales of copper alloys for use in digital home appliances advanced, but the withdrawal from business in invar materials depressed overall sales. Profitability was greatly improved, reflecting cost reductions and the aforementioned discontinuation of unprofitable business.

Recreation—segment sales totaled ¥20.1 billion (down 3.8%), and an operating loss of ¥1.1 billion was recorded (unchanged).

The closure of Sunza Villa in June 2003 and a decline in the number of skiers at Kiroro Resort due to unseasonably warm winter weather depressed sales, although profitability was approximately unchanged from the previous year.

Others—segment sales amounted to ¥26.1 billion (up 24.4%), and operating loss totaled ¥0.2 billion (compared with operating income of ¥0.36 billion).

Domestic sales of golf products were boosted by the launch of new products, but a decrease in exports caused a decline in overall sales of golf products. Regarding FA products and metallic molds, increased sales were recorded of such products as die-cast magnesium components for mobile phones and leak testers. Model changes along with orders for new models boosted sales of automobile interior components and fittings. Overall profitability was impacted by the

deterioration of profitability in FA products and metallic molds operations, resulting in an operating loss.

Non-consolidated Results for YAMAHA CORPORATION—New record high levels of profit were also recorded on a non-consolidated basis.

YAMAHA CORPORATION's non-consolidated results are roughly the same as those projected during the 3rd quarter of the fiscal year. Net sales were ¥345.4 billion (up 3.4%). Operating income totalled ¥27.0 billion (up 23.1%), and current profit was ¥28.1 billion (up 26.6%). Net income amounted to ¥25.6 billion (up 231.9%). All these figures are record high levels.

<u>Outlook for the Fiscal Year Ending March 31, 2004:</u> YAMAHA Forecasts a Rise in Consolidated Net Sales and a Decline in Consolidated Net Income

The next fiscal year is the first year of YAMAHA's new YSD50 medium-term business plan, which calls for strengthening the basis for establishing a sustainable and stable high-profit structure during the year while giving particular emphasis to increasing the profitability of musical instrument operations. Thus, the Company projects consolidated net sales of ¥553.0 billion. Owing to the impact of intensifying competition and other factors on business in LSI sound chips for mobile phones, however, the Company expects consolidated operating income and recurring profit to amount to ¥37.5 billion and ¥40.0 billion, respectively. Although the Company expects other profit on the return to the government of the substitutional portion of the employee pension plan, its policy of expeditiously realizing latent losses on the write-down of fixed assets is projected to restrain consolidated net income to ¥16.0 billion.

On a non-consolidated basis, YAMAHA forecasts net sales of ¥345.0 billion, operating income of ¥21.0 billion, recurring profit of ¥22.0 billion, and net income of ¥0.5 billion.

Notes: Figures of ¥50 million or more are rounded up and figures of ¥49 million or less are rounded down. Figures in parentheses represent changes from the previous fiscal year.

For further information, please contact:

YAMAHA CORPORATION
Corporate Communications Group,
Public Relations Division
Mr. Mike Tanaka

TEL. +81-3-5488-6601
FAX +81-3-5488-5060

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED ON MAY 18, 2004

- Announcement of Establishment of Yamaha's new company in New York, Yamaha Artist Services Incorporated, on May 18, 2004.

2004年 5月19日

米国ニューヨークに

ピアノ、管楽器アーティストサービスの新会社

「Yamaha Artist Services Incorporated」を設立

～2004年5月18日オープン～

ヤマハ株式会社（本社：静岡県浜松市中沢町 10-1、社長：伊藤修二）は、米国の楽器販売子会社、Yamaha Corporation of America（略称：YCA、本社：米国カリフォルニア州ブエナパーク市、社長：土井好広）の子会社として、有力および新進の若手ピアニスト、管楽器プレーヤーを対象とし、演奏活動での楽器のサポート活動を行う、ヤマハ・アーティスト・サービシィズ・インク（略称：YASI）を、米国ニューヨークに設立し、5月18日にオープン致しました。

当社では、優れた楽器を開発するためには、一般の愛好者の声を聞くことはもとより、世界の一流アーティスト（演奏家）から生の声を聞くことが重要との基本認識に立ち、ピアニスト向けのアーティストサービス拠点をパリ、ニューヨーク、東京の3拠点に、管楽器のプレーヤー向けの修理・調整機能を持つアトリエを、フランクフルト、ウィーン、グランドラピッズ（米国ミシガン州）、ニューヨーク、東京に開設し、トップアーティストとのリレーションづくりを進めています。

YASIは、4月までニューヨーク・マンハッタン南部にあったピアノのアーティストサービス拠点を、マンハッタン中心部の5番街に面したビルの2フロアに移転するとともに、管楽器のアトリエ機能を拡充し、新会社として設立したものです。YASIは、カーネギーホールやジュリアード音楽院にも近く、今回の拠点の移設拡充に伴い、アーティストに対するよりきめ細かなサービスの提供と、市場・アーティストに密着した製品・試作品評価等をさらに進めていく予定です。

なお、このYASIは、2000年に設立した楽器用コンテンツ、商材開発販売を行っている当社の現地法人であるヤマハ・ミュージック・インタラクティブ（Yamaha Music Interactive Inc.　社長：篤田勝宏）と同一のビルに入居致しております。

■ YASI 概要

名　称	Yamaha Artist Services Incorporated （ヤマハ・アーティスト・サービシィズ・インク）
代表者	社長：テリー・ルイス（YCA シニア・バイスプレジデント兼任）
資本金	US＄100,000
設　立	2004 年 4 月 1 日
所在地	689 Fifth Ave., New York,NY,USA （米国ニューヨーク市）
社員数	6 人
事業内容	ピアニスト、管楽器プレーヤーを対象にした演奏活動支援および 製品、試作品の評価フィードバック
主な施設	・ヤマハ独自の音場制御システム（注1 Active Field Control） を備えたピアノ選定・評価室〔サロン〕、レッスン室 ・管楽器試奏室 ・管楽器補修工具、機械を備えた管楽器用リペア室

(注 1) Active Field Control（AFC、音場制御）

電気音響機器を利用しながら、室内の音響条件を、積極的に(Active)、制御する(Control)当社の音場制御システムを AFC と呼んでいます。サロン内部に設置した専用マイクで収音した響きに、反射音を付加・制御し、専用スピーカーで再生します。それをまたマイクで収音するという音響フィードバックループの利用により、サロン内での自然な音量感・残響感・拡がり感などの聴感上の効果が得られるシステムです。

〔ヤマハの建築・電気音響設計について〕

ヤマハは、20 年以上にわたって建築および電気音響設計それぞれの特性を理解・駆使して、200 件を超える新規物件（東京国際フォーラム、滋賀県立芸術劇場びわ湖ホール等）や改修プロジェクトを手掛け、高い評価を受けております。

YASI の入居ビル

この件に関するお問い合わせ先
ヤマハ株式会社　広報部広報・IR グループ　田仲、萩原
〒108-8568 東京都港区高輪 2-17-11　Tel:03-5488-6601

May 19, 2004

YAMAHA Establishes New Company in New York, Yamaha Artist Services Incorporated, to Provide Piano and Wind Instrument Artist Services; May 18, 2004, Startup.

YAMAHA CORPORATION (10-1, Nakazawa-cho, Hamamatsu, Shizuoka; Shuji Ito, president) has established a new company, Yamaha Artist Services Incorporated (YASI), in New York to provide instrument support to promising and up-and-coming young pianists and wind instrument players. YASI, a subsidiary of Yamaha Corporation of America (YCA; headquartered in Buena Park, California; Yoshihiro Doi, president), commenced operations on May 18, 2004.

YAMAHAs development of top-level musical instruments is rooted in its recognition of the importance of not only paying attention to the opinions of general users but also directly accessing the opinions of the world s top artists (performers). YAMAHA maintains artist services centers for pianists in Paris, New York, and Tokyo as well as repair and tuning ateliers for wind instrument players in Frankfurt, Vienna, Grand Rapids (Michigan, USA), New York, and Tokyo, through which it builds relationships with the world s top artists.

The establishment of YASI entailed the relocation of YAMAHAs south side Manhattan piano artist services center to the two floors of a building on Fifth Avenue in the heart of Manhattan in April 2004 and the concurrent expansion of YAMAHA s local wind instrument atelier operations. By expanding and relocating near Carnegie Hall and The Julliard School, YASI plans to provide more fine-tuned services to artists and also conduct market- and artist-based evaluations of products and prototypes on a broader basis.

Along with the establishment of YASI in New York, YAMAHA is in the process of relocating its local merchandise development and marketing subsidiary Yamaha Music Interactive (Katsuhiro Tokuda, president), which it established in 2000, to the same building.

■ Profile of Yamaha Artist Services Incorporated

Company Name:	Yamaha Artist Services Incorporated
Representative:	Terry Lewis, President (also Senior Vice President of YCA).
Capitalization:	US$100,000
Establishment:	April 1, 2004
Number of Employees:	6
Business content:	Support for the performances of pianists and wind instrument players and product and prototype appraisal and feedback.
Primary facilities:	A piano selection and appraisal office (salon) equipped with YAMAHAs original Active Field Control System* and music classrooms. A wind instrument try-out room A wind instrument repair workshop equipped with a full array of tuning tools and machinery.

* AFC (Active Field Control)
AFC is YAMAHAs system for the active control of indoor acoustics using electroacoustic equipment. It adds and controls reflected sounds to tones picked up by a special microphone installed inside the salon and plays them back on special speakers. In addition, by using audio feedback loops using the sounds picked up by the microphone, the system enables such audio effects as a natural sense of volume, reverb, and depth of sound inside the salon.

About YAMAHAs architecture and electroacoustic design
YAMAHA is highly renowned for its undertaking of more than 200 new construction and repair projects (Tokyo Kokusai Forum, Biwako Hall Shiga Prefecture Art Theater, and others), which it approaches with a full understanding of how to best take advantage of the unique characteristics of architecture and electroacoustic design based on knowledge accumulated over more than 20 years in the business.

Caption: The building in which YASI is located.

Please direct inquiries to:
YAMAHA CORPORATION
Corporate Communications Group,
Public Relations Division
Attention: Mike Tanaka, m-tanaka@post.yamaha.co.jp
Takanawa 2-17-11, Minato-ku
Tokyo 108-8568, Japan
Tel: (03) 5488-6601, Fax: (03) 5488-5060